FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      T       Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes _____     No     T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an notice of 2007 annual general meeting of Huaneng Power International, Inc. (the "Registrant");

2.	announcement of results for 2007 of the Registrant; and '

3.	a letter of intent on proposed acquisition of interest in power plant by the Registrant;

each made by the Registrant on March 26, 2008.

Document 1

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Announcement of Results for 2007
Power generation:	173.688 billion kWh

Consolidated operating revenue:	RMB49.768 billion

Profit attributable to equity
holders of the Company:	RMB6.161 billion

Earnings per share:	RMB0.51

Dividend declared:	RMB0.30 per share

SUMMARY OF OPERATING RESULTS

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) is pleased to announce the audited operating results of the Company and its subsidiaries for the year ended 31 December 2007.

For the twelve months ended 31 December 2007, the Company recorded operating revenue of RMB49.768 billion, representing an increase of 12.34% compared to the same period of the previous year, and profit attributable to equity holders of the Company of RMB6.161 billion, representing an increase of 1.48% over 2006. Earnings per share amounted to RMB0.51. The Board is satisfied with the Company’s performance last year.

The Board of the Company proposed to declare a cash dividend of RMB0.30 for each ordinary share of the Company held by shareholders.

Details of the operating results are set out in the financial information attached.

BUSINESS REVIEW OF YEAR 2007

In 2007, the management and all staff of the Company strived to work hard together to overcome unfavourable factors including the persistent increases in coal prices and intensifying competition of the power market. The Company has achieved record results in various areas, such as production safety, operating management, energy-saving, emission reduction, project development, capital operation and corporate governance, etc.

1.        OPERATING RESULTS

For the twelve months ended 31 December 2007, the Company recorded operating revenue of RMB49.768 billion, representing an increase of 12.34% as compared to the same period of 2006, and profit attributable to equity holders of the Company of RMB6.161 billion, representing an increase of 1.48% as compared to the same period of the previous year. Earnings per share amounted to RMB0.51.

As at the end of 2007, the net assets per share of the Company was RMB3.89 (excluding minority interest), representing an increase of 7.99% compared to 2006.

The Audit Committee of the Company held a meeting on 24 March 2008 to review the annual results of 2007.

2.        POWER GENERATION

In 2007, the operating power plants of the Company and its subsidiaries achieved power generation totalling 173.688 billion kWh on a consolidated basis, representing an increase of 13.21% over the same period of the previous year.

The growth in power generation is, on the one hand, attributable to its adoption of effective marketing strategies and tactics, thereby giving full play to the competitive advantages of the Company’s power plants and enhancing a relatively rapid growth in power generation of the Company. On the other hand, the sustained economic growth in the areas where the power plants of the Company are located brought along an increase in power demand, thereby providing room for market development for the power plants of the Company. At the same time, the safe and stable operation of new generating units in 2007 played a key role in boosting the Company’s growth in power generation.

3.        COST CONTROL

In 2007, coal supply was still very tight and coal prices continued to hover at a high level, thereby increasing the pressure of cost control by the Company. The Company actively adopted various measures, including raising the ratios of key coal purchase contracts and fulfillment rates, stabilizing major channels of coal supply, optimizing coal structure, raising coal quality, controlling coal purchasing prices and purchasing imported coal as supplement, thereby ensuring a safe, stable and effective fuel supply. Although we have adopted various measures to control costs, we still could not offset the increase in power generating costs brought about by the increase in coal prices. The unit fuel cost of the Company increased 10.04% over the same period of the previous year.

4.        ENERGY SAVING AND EMISSION REDUCTION

As at 31 December 2007, the Company had completed the installation of desulphurization facilities for 47 generating units with a total capacity of 19,280MW, representing 51.5% of the controlling power generation installed capacity of the Company. While the power output of the Company’s power plants increased by 20.267 billion kWh over the same period of the previous year, the volume of sulphur dioxide emission decreased by 26,500 tons over the same period of the previous year. The Company will continue to strengthen the reduction in sulphur dioxide emission and it is the Company’s plan that all of its coal-fired generating units will be installed with desulphurization facilities by 2009.

In 2007, the average equivalent availability ratio of the power plants of the Company and its subsidiaries was 93.53% and the average capacity factor was 59.04%. The annual weighted average coal consumption rate for power generated was 307.57 gram/kWh; and that for power sold was 328.77 gram/kWh, which was 29 gram/kWh lower than the average level nationwide. The weighted average self-consumption rate was 5.30%. The technical and economic indices continued to maintain a leadership position in the PRC.

5.        PROJECT DEVELOPMENT AND CONSTRUCTION

In 2007, in view of the adverse situation of the persistent decreases in the utilization rates of power plants, the Company actively carried out the construction of new projects. On the premise of ensuring high quality, the Company continued to strengthen the expansion of the power market. A total of 7 thermal generating units with a total installed capacity of 5,000MW have commenced commercial operation during the year. Huaneng Yuhuan Power Plant realized “the commencement of operation of four 1,000MW-level generating units within 12 months”, thus creating a new record in constructing 1,000 MW-level ultra-supercritical generating units. Also, there had been a change in the Company’s power generation installed capacity on an equity basis due to suspension and closure of small-scale generating units and technical upgrades on existing generating units. As at 31 March 2008, the Company’s power generation installed capacity on an equity basis was 33,723MW and the controlling power generation installed capacity reached 37,119MW.

6.        ASSET OPERATION

In 2007, the Company made new progress in asset operation.

Upon approval of the China Securities Regulatory Commission in September 2007, the Company subscribed in cash for 200,000,000 non publicly issued shares in Shenzhen Energy Investment Company Limited at RMB7.60 per share in December 2007. The direct purchase of shares in Shenzhen Energy Investment Company Limited will enable the Company to enhance its investment return after the listing of Shenzhen Energy Group in the future.

On 29 December 2007, the Company acquired 60% interest of Huaneng Nanjing Jinling Power Limited Company (“Jinling Power Plant”) from Huaneng International Power Development Corporation (“HIPDC”), thus boosting the power generation installed capacity on an equity basis by 468MW. More importantly, by virtue of the acquisition, the Company has obtained the project development right of 2 x 1,000MW coal-fired units, thereby helping to increase the Company´s market share in East China.

The above acquisitions are in line with the long-term development strategy of the Company and the long-term benefits of all the shareholders.

7.        FINANCING

In 2007, upon approval of the China Securities Regulatory Commission, the Company became the third PRC enterprise which was permitted to issue corporate bonds. The Company obtained a bond issuance limit totalling RMB10 billion, and issued the first batch of bonds amounting to RMB6 billion on 25 and 26 December 2007. The bonds were divided into 3 types with respective terms of 5 years, 7 years and 10 years, thus satisfying the long-term capital requirements of the Company and improving its liability structure. The finance costs of such three types of bonds were lower than the best lending rates offered by the banks for the same period.

Other than that, the Company also raised a substantial amount of low-cost working capital by issuing RMB5 billion short-term bonds.

PROSPECTS FOR 2008

Looking forward to 2008, the Company faces new pressure and challenges in the power market, but is also endowed with development opportunities and favorable factors.

The challenges include: (i) shortage of coal supply, continuous increase in coal prices and a decline in coal quality which will severely affect the operating results of the Company; (ii) intense competition in the power market which will increase the difficulties for the Company to increase its revenue and efficiency; (iii) insufficient supplementary rulings to the regulations and mechanisms during the course of the power industry’s reforms will bring additional operation risks to the Company.

The development opportunities for the Company include: (i) the growth of the economy, the improvement of people’s living standards and the evolution of the society have created more room for the power industry’s development, which makes it possible for the Company to expedite its pace of development and to increase its market share; (ii) the deepening of the structural reform and the adjustment of the economic structure will enable the Company to further optimize the structure, adjust its strategies and explore more development channels; (iii) the implementation of the policies of energy saving and adjustment of power despatch will be conducive for the Company to further capitalise on its advantages in scale and its leadership position, thus enhancing its return and strength.

Overall, the Company believes that there are more opportunities than challenges, and more favorable conditions than unfavorable ones. With a solid foundation and an experienced team, the Company will adopt effective and creative measures to maintain its market position, actively expand its market share, control the increase in coal prices, and with its best endeavours, perform all aspects of operation work.

The Company will adhere to the guidelines for scientific development; adhere to the policy of “rationalising the strategic deployment, optimizing the structure, advancing the technology, saving energy, exploring more channels for cooperation”; insist upon the principle of “emphasizing both development and acquisition; greenfield and expansion projects; coal-fired and other applicable energies; and domestic and overseas funding resources”; invest in the fields relating to coal and electricity; and improve the ability in securing coal supply.

The Company believes that it will realize a rapid and healthy development by grapping the opportunities and overcoming the challenges.

The primary objective of the Company in 2008 is to secure safe, stable and increasing power generation as well as to strengthen cost control. The Company will continue its focus on energy saving and environmental protection; reducing consumptions of individual generating units; and ensuring good results of major economic indicators. The Company will also strengthen project management; fasten the construction speed of the projects-under-construction of 4,560 MW; and reinforce the project preliminaries and preparation work for new projects of over 11,000 MW. Pursuant to the prevailing energy policies of the State and the demand for renewable energy, the Company will, along with the process of developing coal-fired electricity, invest, develop and construct the projects for wind-power and hydro-power. In the future, the Company will actively seek appropriate opportunities for acquisition of assets of good quality.

In 2008, the Company strives to generate power of approximately 200.8 billion kWh in total and to reach average utilization hours of 5,757 hours for its coal-fired generating units.

In order to achieve the 2008 operating goals, the Company will take further measures to ensure production safety; improve equipment reliability; strive to expand the markets through re-inforced sales and marketing management; increase the utilization hours; and generate more power. The Company will make efforts to control coal purchase prices in response to the soaring prices in the fuel market so as to contain the increase in unit price for fuel cost within 18% or thereabout. The Company will further exploit potentials to control other costs; explore more revenue and control expenditure; implement measures to save energy and reduce emission and to increase efficiency of generating units and reduce costs. Moreover, the Company will speed up its project construction and commercial operations in relatively more profitable markets to increase its profitability. The Company will strengthen its research and development and attempt to achieve a breakthrough in the area of renewable energy development in 2008. The Company will strengthen its capital operations, domestically and internationally, and will seek good opportunities and projects for acquisition.

On the basis of energy saving, reducing emissions, adjusting structure and enhancing efficiency, the Company strives to achieve the following objectives by 2010: power generation installed capacity of over 60,000,000 kW; controllable coal supply capacity of 50,000,000 tons/year; port coal storage and transportation and transit capacity of over 40,000,000 tons/year; ocean coal transportation capacity of over 30,000,000 tons/year by 2010.

Operating and Financial Reviews and Prospects (Management´s Discussion and Analysis)

(Prepared under International Financial Reporting Standards (“IFRS”), unless otherwise specified)

Summary

The principal activities of the Company are investment, construction, operation and management of power plants. The Company provides stable and reliable electricity supply to customers through the grid companies where the operating plants are located. The Company insists on scientific development, increasing economic efficiency, enhancing returns for shareholders, conserving resources and protecting the environment. The Company also attaches importance to social responsibilities, and makes active efforts in building up a harmonious society.

Currently, Huaneng Power International, Inc. is one of the largest listed power producers in China. The power generation business of the Company is widely located, covering the Northeast China Grid, the North China Grid, the Northwest China Grid, the East China Grid, the Central China Grid and the South China Grid. Since its incorporation, the operating scale of the Company continued to expand. Its operating revenue continued to increase. Its competitiveness, its ability to manage resources effectively and its environmental protection standards continued to be maintained at an advanced level when compared with its competitors.

Looking back in 2007, China’s national economy continued to develop at a very fast pace. China’s power industry thus had gained significant development. The demand and supply of electricity has been generally brought into balance. Over the year, the Company oversaw its overall operations with a scientific development view. The Company actively strengthened the management, encouraged innovation, strengthened the environmental protection and fuel saving and took social responsibilities. The Company reached its targets in various areas, such as production and operation, construction, facilities renovation and environmental protection. In 2007, a number of technically advanced generating units began their commercial operations as scheduled, which enhanced the Company’s power supply capacity. In addition, with a number of environmental protection facilities were constructed and commenced their operations as scheduled, this improved the Company’s environmental protection ability. From the period before to after the 2008 Lunar New Year, the rare sleet in southern China has brought significant negative impact on the economy and daily lives of people in this region. Our employees in southern China took their social responsibilities and made significant contributions in the efforts of securing transportation and power supply, by utilizing the Company’s advantages in management and organization, personnel quality and equipment functions.

Looking forward to 2008, the Company faces new pressure and challenges in the power market, but is also endowed with development opportunities and favorable factors. The challenges include: (i) shortage of coal supply, continuous increase in coal prices and a decline in coal quality which will severely affect the operating results of the Company; (ii) intense competition in the power market which will increase the difficulties for the Company to increase its revenue and efficiency; (iii) insufficient supplementary rulings to the regulations and mechanisms during the course of the power industry’s reforms will bring additional operation risks to the Company. The development opportunities for the Company include: (i) the growth of the economy, the improvement of people’s living standards and the evolution of the society have created more room for the power industry’s development, which makes it possible for the Company to expedite its pace of development and to increase its market share; (ii) the deepening of the structural reform and the adjustment of the economic structure will enable the Company to further optimize the structure, adjust its strategies and explore more development channels; (iii) the implementation of the policies of energy saving and adjustment of power despatch will be conducive for the Company to further capitalize on its advantages in scale and its leadership position, thus enhancing its return and strength. Overall, the Company believes that there are more opportunities than challenges, and more favorable conditions than unfavorable ones. With a solid foundation and an experienced team, the Company will adopt effective and creative measures to maintain its market position, actively expand its market share, control the increase in coal prices, and with its best endeavours, perform all aspects of operation work. The Company will adhere to the guidelines for scientific development; adhere to the policy of “rationalising the strategic deployment, optimizing the structure, advancing the technology, saving energy, exploring more channels for cooperation”; insist upon the principle of “emphasizing both development and acquisition; greenfield and expansion projects; coal-fired and other applicable energies; and domestic and overseas funding resources”; invest in the fields relating to coal and electricity; and improve the ability in securing coal supply. The Company believes that it will realize a rapid and healthy development by grapping the opportunities and overcoming the challenges.

I.         Operating results

1.        2007 operating results

From 2007 onwards, the Company’s equity interest in Sichuan Hydropower is reduced from 60% to 49%, and therefore the financial statements of Sichuan Hydropower are not consolidated into the Company’s financial statements starting from 2007.

Regarding the power market and the utilization of generation equipment, the rapid growth of power demand rendered a good opportunity for the development of power sector. The Company has seized this opportunity in building and putting into operation a large number of generation units in recent years and therefore reinforced and increased its market share. After excluding the electricity sold by Sichuan Hydropower, the Company recorded an increase of 13.25% on its sale of electricity from prior year.

In respect of the tariff, the average tariff of 2007 is RMB359.71 per MWh, representing an increase of RMB16.12 per MWh from prior year, which is mainly attributable to the implementation of the coal-electricity price linkage mechanism during the second half of 2006 and the relatively higher tariff for natural gas-fuelled engine.

On fuel supply and costs control, the Company’s fuel cost increased as a result of the increase in the coal price of key contracts and high coal purchase prices in the open market. Compared to last year, the Company’s unit fuel cost per unit of power sold increased by 10.04%.

Combining the foregoing factors, the operating revenue of the Company and its subsidiaries was increased by 12.34% from last year (or 16.08% after excluding Sichuan Hydropower). In 2007, the profit attributable to equity holders of the Company amounted to RMB6.161 billion, up 1.48% from RMB6.071 billion for last year. Such an increase was mainly attributable to the commenced operations of new power units, the adjustment of tariff rate under the “coal-electricity price linkage mechanism” implemented in June 2006, as well as the sale of a portion of the shares of Yangtze Power Co., Ltd. (“Yangtze Power”) held by the Company.

2.        Comparative analysis of operating results

2.1      Operating revenue and sale tax

Operating revenue represents amounts receivable or received from power sold after taking into account amounts received in advance. For the year ended 31 December 2007, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB49.768 billion, representing an increase of 12.34% from RMB44.301 billion in 2006 (or 16.08% after excluding Sichuan Hydropower). The increase in operating revenue is mainly attributable to the operations of new generating units, which contributed RMB7.838 billion to the increase in revenue.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2006	2007	Change

Dalian	315.95	323.27	2.32%
Fuzhou	342.46	369.61	7.93%
Nantong	344.92	339.47	(1.58%)
Shijiazhuang	340.22	344.47	1.25%
Shantou Coal-fired	467.37	476.26	1.90%
Dandong	322.76	330.38	2.36%
Shidongkou II	357.08	347.93	(2.56%)
Nanjing	345.56	342.99	(0.74%)
Dezhou	360.68	360.45	(0.06%)
Weihai	402.99	403.00	0.00%
Jining	342.42	350.80	2.45%
Shidongkou I	358.85	369.54	2.98%
Taicang	361.64	359.69	(0.54%)
Changxing	408.90	428.16	4.71%
Huaiyin Phase I	366.44	N/A	N/A
Huaiyin Phase II	362.26	357.47	(1.32%)
Xindian	350.54	379.71	8.32%
Yushe	281.47	288.45	2.48%
Yingkou	334.47	343.37	2.66%
Jinggangshan	369.87	366.94	(0.79%)
Luohuang	315.46	319.86	1.39%
Yueyang	361.68	372.19	2.91%
Qinbei	311.20	311.86	0.21%
Pingliang	216.27	223.31	3.26%
Yuhuan	360.95	415.05	14.99%
Taicang II	371.50	358.08	(3.61%)
Xindian II	351.90	356.01	1.17%
Shanghai CCGT	N/A	N/A	N/A
Nanjing Jinling	—	481.99	N/A
	－－－－－－－	－－－－－－－	－－－－－－－
Consolidated	343.59	359.71	4.69%

Note: Nanjing Jinling refers to Huaneng Nanjing Jinling Power Co., Ltd. (same as below)

Sales tax mainly consists of taxes associated with value-added tax surcharges. According to relevant administrative regulations, such surcharges include the City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. Such surcharges are currently not applicable to direct foreign investments that have been approved by the government, thus, certain power plants of the Company do not have to pay such surcharges. In 2007, the sales tax amounted to RMB140 million, representing a decrease of 5.60% from RMB148 million in 2006 (or increase by 6.68% after excluding Sichuan Hydropower), mainly attributable to the increase of the levy base due to the addition of newly operated power plants.

2.2      Operating expenses

The total operating expenses of the Company and its subsidiaries in 2007 amounted to RMB41.706 billion, representing an increase of 17.17% from RMB35.595 billion in 2006 (or 19.45% after excluding Sichuan Hydropower).

The increase was mainly attributable to the operations of new generating units, which contributed RMB5.938 billion to the increase in total operating expenses. Excluding this factor, there would be an increase of RMB853 million if excluding Sichuan Hydropower.

2.2.1    Fuel

Fuel cost represented the major operating expenses of the Company and its subsidiaries, which has increased by 22.92% to RMB27.79 billion in 2007 from RMB22.608 billion in 2006. The increase in fuel cost was primarily due to the operations of new generating units, which accounted for RMB4.208 billion of the increase.

As the average price of natural coal increased by 8.74% from RMB343.73 per ton in 2006 to RMB373.76 in 2007, the unit fuel cost per unit of power sold increased by 10.04% to RMB173.10 per MWh.

2.2.2    Maintenance

The maintenance expenses of the Company and its subsidiaries amounted to RMB1.534 billion in 2007, representing an increase of 17.38% from RMB1.307 billion in 2006 (or 22.23% after excluding Sichuan Hydropower). The increase is mainly due to the operations of new generating units, which contributed RMB233 million of the increase.

2.2.3    Depreciation

Depreciation expenses of the Company and its subsidiaries have increased by 7.54% from RMB6.719 billion in 2006 to RMB7.226 billion in 2007 (or 15.37% after excluding Sichuan Hydropower). The increase is mainly due to the operations of new generating units, which contributed RMB1.036 billion to the increase.

2.2.4    Labor

Labor costs of the Company and its subsidiaries amounted to RMB2.786 billion in 2007, representing a decrease of 3.49% from RMB2.887 billion in 2006 (no substantial change after excluding Sichuan Hydropower).

2.2.5    Service fees paid to HIPDC

The service fees paid to HIPDC refer to fees paid for use of its grid connection and transmission facilities based on reimbursement of cost plus a profit. There was no significant change of this service fees in 2007 from that of 2006.

2.2.6    Other operating expenses

Other operating expenses include expenses such as environmental protection expenses, insurance fee, office expenses and amortization, etc. The other operating expenses of the Company and its subsidiaries amounted to RMB2.229 billion in 2007, representing an increase of 15.28% from RMB1.933 billion in 2006 (or 19.20% after excluding Sichuan Hydropower). The increase is mainly attributable to the operations of new generating units, which accounted for RMB310 million to the increase.

2.3      Financial expenses

Financial expenses include interest income, interest expense, bank charges and net exchange differences.

2.3.1    Interest Expense

The interest expense of the Company and its subsidiaries in 2007 amounted to RMB2.132 billion, representing an increase of 34.01% from RMB1.591 billion in last year. The increase was primarily attributable to the expense off of interest expense upon commencement of commercial operation for the new generating units instead of continued capitalization.

2.3.2    Net exchange differences and bank charges

Net exchange differences and bank charges of the Company and its subsidiaries amounted to RMB204 million in 2007, representing a relatively significant change from the RMB68 million of exchange gain less bank charges in 2006. In 2006, because of the appreciation of RMB against US dollar and Euro, loans denominated in US dollar and Euro generated foreign exchange gain of approximately RMB112 million, while contributed to an exchange gain of RMB232 million in 2007, giving rise to an increase in foreign exchange gain of RMB120 million from 2006.

2.4      Share of profit of associates

Share of profit of associates in 2007 was RMB586 million, representing a decrease of RMB205 million from RMB791 million in 2006. The decrease of share of profit of associates was primarily due to the decrease in investment income from Shenzhen Energy Group and Shandong Rizhao Power Company Co. Ltd. (“Rizhao Power”) by approximately RMB303 million.

2.5      Enterprise income tax (“EIT´)

The EIT of the Company and its subsidiaries amounted to RMB838 million in 2007, representing a decrease of 25.67% from RMB1.128 billion in 2006 (or 19.91% after excluding Sichuan Hydropower). The decrease in EIT was mainly due to the increase in the profitability from those power plants with lower EIT rates.

2.6      Profit for the year, profit attributable to equity holders of the Company and minority interests

The profit for the year of the Company and its subsidiaries amounted to RMB6.481 billion in 2007, which represented a decrease of RMB408 million when comparing with that of RMB6.889 billion in 2006. One reason for this decrease was that Sichuan Hydropower was accounted for using equity method in the consolidated financial statements instead of a full scope of consolidation, and another reason is the offsetting effect of the increased revenue from the operation of the new generating units by the increased operating expenses. As the weighting of profits from wholly-owned power plants increased, the profit attributable to equity holders of the Company increased slightly from RMB6.071 billion in 2006 to RMB6.161 billion in 2007. Combining the foregoing factors, the minority interests decreased from RMB818 million in 2006 to RMB320 million in 2007.

2.7      Comparison of financial positions

Compared with 2006, the assets and liabilities of the Company and its subsidiaries experienced a significant change as a result of the exclusion of Sichuan Hydropower from the consolidation scope,

the acquisition of Nanjing Jinling and the continuous investments in construction projects.

2.7.1    Comparison of asset items

As at 31 December 2007, the total assets of the Company and its subsidiaries amounted to RMB124.296 billion, representing an increase of 9.09% from RMB113.939 billion in 2006. Amongst which, non-current assets increased by 5.35% to RMB105.745 billion and current assets increased by 36.76% to RMB18.551 billion. The increase in non-current assets was to the combination of continuous investments in construction projects, purchase of assets and the appreciation of the stock investment in Yangtze Power and the impact of the exclusion of Sichuan Hydropower from the Company’s consolidated financial statements. Current assets increased by RMB4.987 billion from the beginning of 2007. Amongst which, cash and cash equivalents increased by RMB4.105 billion, which was attributable to the unused cash from the issuance of “2007 HPI Bonds” while the net increase in accounts receivable amounted to RMB561 million, primarily due to the increase in receivables for power sold generated by the new generating units.

2.7.2    Comparison of liability items

As at 31 December 2007, the total liabilities of the Company and its subsidiaries amounted to RMB72.216 billion, representing an increase of 14.03% from RMB63.330 billion as at 31 December 2006, mainly due to the increase in loans for the financing of construction projects and the issuance of “2007 HPI Bonds”. The non-current liabilities of the Company and its subsidiaries mainly consisted of bank loans, bonds and shareholder´s loans that are of similar terms as bank loans. The current liabilities increased comparing with the beginning of the year as a result of an increase in short-term loans.

As at 31 December 2007, total interest-bearing debts of the Company and its subsidiaries amounted to RMB60.535 billion, which included long-term loans (inclusive of current portion), long-term bonds, short-term loans, short-term bonds and notes payable. Amongst which liabilities denominated in foreign currencies amounted to approximately RMB4.174 billion.

2.7.3    Comparison of shareholders´ equity items

Excluding the impact of profit and its appropriation, there was an increase in equity from the beginning to the end of 2007. This was mainly attributable to the appreciation of the stock price of Yangtze Power that recorded in equity.

2.7.4    Major financial position ratios

	2007	2006

Current ratio	0.59	0.51
Quick ratio	0.52	0.43
Ratio of liability and shareholders´ equity	1.54	1.46
Multiples of interest earned	3.41	3.87

Formula of the financial ratios:

Current ratio = balance of current assets as at year end / balance of current liabilities as at year end

Quick ratio = (balance of current assets as at year end - net inventories as at year end) / balance of current liabilities as at year end

Ratio of liabilities and shareholders´ equity = balance of liabilities as at year end / balance of shareholders´ equity (excluding minority interests) as at year end

Multiples of interest earned = (profit before tax + interest expense) / interest expenditure (inclusive of capitalized interest)

The current ratio and quick ratio remained at a relatively low level in both years while there was an increase by the end of 2007. The increase in the ratio of liabilities and shareholders´ equity at year end compared with the beginning of 2007 was mainly due to the issuance of the “2007 HPI Bonds” and the increase in loans for construction projects. The multiples of interest earned decreased from that of the prior year mainly due to the increase in construction interest expense resulted from the continuous investment in new construction projects.

II.        Liquidity and Cash Resources

1.        Liquidity

	For the Year Ended December 31,
	2007	2006	Change
	RMB billion	RMB billion	%
Net cash provided by operating activities	9.351	11.495	(18.64%)
Net cash used in investing activities	(16.257)	(15.916)	2.14%
Net cash provided by financing activities	11.011	4.980	121.10%
	－－－－－－－	－－－－－－－	－－－－－－－
Net increase in cash and cash equivalents	4.105	0.559	634.35%
Cash and cash equivalents as at the beginning of the year	3.207	2.648	21.11%
	－－－－－－－	－－－－－－－	－－－－－－－
Cash and cash equivalents as at the end of the year	7.312	3.207	128.00%

Net cash provided by operating activities represented the main source of cash for the Company. The net cash provided by operating activities amounted to RMB9.351 billion in 2007 which was lower than that of the prior year. Net cash used in investing activities was primarily the capital expenditure used in acquiring and constructing property, plant and equipment. The Company expects to continue its focus on construction projects in 2008.

As at 31 December 2007, the net current liabilities of the Company and its subsidiaries totaled RMB12.8 billion. Based on the successful financing records of the Company, the significant amount of undrawn banking facilities available to the Company and the stable operating results, the Company believes that it will be able to meet its liabilities as and when they fall due and secure the capital required for operations. In addition, the Company will continue to minimize interest expense by issuing short-term bonds. The Company is confident that it will be able to control the debt level and respective financial risks.

2.        Capital expenditure and cash resources

2.1      Capital expenditures

2.1.1    Capital expenditures on acquisitions

In December 2007, the Company completed its subscription of 200 million shares or 9.08% equity interest, in Shenzhen Energy Investment Company Limited (“Shenzhen Energy”) through the placement arrangement by Shenzhen Energy, with the consideration of RMB1.52 billion.

In December 2007, the Company also acquired 60% equity interest in Nanjing Jinling with the consideration of RMB420 million.

The Company continues to follow the strategy of a balance between development and acquisition by proactively seeking new acquisition opportunities to ensure the sustainable growth of profitability and shareholders´ value. Since there are uncertainties associated with asset acquisition projects and their scales, the level of capital expenditures required is also uncertain. However, the Company believes that its cash flows from operating activities and the sound financing capability should provide it with a sufficient cash supply for asset acquisition projects.

2.1.2    Capital expenditures on construction and renovation projects

The capital expenditures in 2007 amounted to approximately RMB14.701 billion, which was mainly used in construction and renovation projects, including RMB2.608 billion for Yuhuan project, RMB330 million for Luohuang expansion project, RMB220 million for Xindian expansion project, RMB421 million for Shanghai CCGT project, RMB249 million for Huaiyin expansion project, RMB296 million for Yueyang expansion project, RMB1.062 billion for Yingkou expansion project, RMB1.735 billion for Qinbei expansion project, RMB1.614 billion for Shang’an expansion project, RMB1.276 billion for Rizhao expansion project and RMB1.828 billion for Haimen project. The expenditures on construction for other projects amounted to RMB585 million while the expenditures on renovation amounted to RMB2.477 billion.

The cash resources for the above capital expenditures are mainly from internal funding, debt financing and cash flows provided by operating activities.

The Company will continue to incur significant capital expenditures in the next few years and will actively accelerate the development of planned projects based on the principles of commercial viability. The Company will actively engage in new project developments to lay the foundation for its long-term development. The Company expects to finance the above capital expenditures through internal funding, debt financing and cash flows provided by operating activities.

2.2      Cash resources and anticipated financing costs

The Company expects the cash resources for capital expenditure and acquisition to be primarily generated from internal funds, cash flow from operating activities and future debt and equity financing.

Good operating results and credit status provide the Company with strong financing capabilities. As at 31 December 2007, the Company and its subsidiaries had undrawn banking facilities of RMB18.7 billion, which provided the Company with a sufficient level of credit facilities.

As at 31 December 2007, the total short-term loans of the Company and its subsidiaries amounted to RMB11.67 billion (2006: RMB8.162 billion) with interest rates charged ranged from 4.35% to 6.72% (2006: 4.30% to 5.51%) per annum. In addition, total short-term bonds of the Company and its subsidiaries amounted to RMB5.065 billion.

As at 31 December 2007, the total long-term bank loans of the Company and its subsidiaries amounted to approximately RMB34.732 billion (2006: RMB35.206 billion). These loans included bank borrowings denominated in Renminbi of approximately RMB30.684 billion (2006: RMB30.096 billion), US dollar of approximately US$465 million (2006: US$567 million) and Euro of approximately Euro61 million (2006: Euro66 million). Included in these borrowings were approximately US$47 million (2006: US$54 million) of floating-rate borrowings. For the year ended 31 December 2007, the long-term bank borrowings bore interest rates ranged from 2% to 7.05% (2006: 2% to 6.97%) per annum.

As at 31 December 2007, the total long-term shareholder´s loans of the Company and its subsidiaries amounted to RMB2.80 billion (2006: RMB2.80 billion). For the year ended 31 December 2007, these borrowings bore interest rates ranged from 4.32% to 5.67% (2006: 4.05% to 5.02%) per annum.

As at 31 December 2007, other long-term loans of the Company and its subsidiaries amounted to approximately RMB126 million (2006: RMB424 million). These loans included borrowings denominated in Renminbi of nil (2006: approximately RMB254 million), US dollar of approximately US$10 million (2006: US$13 million) and Japanese Yen of approximately JPY833 million (2006: JPY1.071 billion). Both the US dollar and Japanese Yen borrowings were at floating rates. For the year ended 31 December 2007, these borrowings bore interest rates ranged from 5.80% to 5.87% (2006: 4.94% to 6.12%) per annum.

The Company and its subsidiaries will closely monitor changes in the exchange rate and interest rate markets and cautiously assess the currency and interest rate risks.

Combining the current development of the power generation industry and the growth of the Company, the Company will make continuous efforts to not only meet cash requirements of daily operations, construction and acquisition, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thereby maintaining sustainable and stable returns to the shareholders.

2.3      Other financing requirements

The objective of the Company is to bring long-term, stable and growing returns to the shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In 2007, in accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders´ meeting), the Company expects to pay a cash dividend of approximately RMB3.617 billion.

2.4      Maturity table of borrowings

	Unit: RMB billion
Maturity Profile	2008	2009	2010	2011	2012
Principal planned to be repaid	21.0	9.7	10.9	4.2	5.2
Interest planned to be repaid	3.4	2.5	1.8	1.4	1.1
Total	24.4	12.2	12.7	5.6	6.3

Note:

(1)	This table is prepared according to the amounts in the contracts which have been entered into;

(2)	The amount of the principal to be repaid in 2008 is relatively large because this includes the expected repayments of short-term loans and short-term bonds.

III.       Trend Analysis

1.        The major trend of the electricity power market

In August 2007, General Office of the State Council issued the “Notice concerning the Interim Measures of Energy Saving and Electricity Dispatch promulgated by the National Development Reform Commission forwarded by the General Office of the State Council” (Guofaban [2007] 53) (the “Notice”). The Notice provided that the energy saving and electricity dispatch shall “consolidate with the construction of power market which optimize the power market”. The State Electricity Regulatory Commission is conducting research on how to effectively combine the energy saving and electricity dispatch with the construction of the power market, and the detailed measures are still in the process of drafting. Currently, some pilot provinces are actively preparing for the implementation of the policy of energy saving and electricity dispatch. As the State highly emphasizes energy saving and emission reduction, the related policies will become one of the critical factors for the development trend of the power market.

2.        The trend of the coal supply in 2008

Since 2008, the sea freight charges and coal prices of the key contracts have increased significantly comparing to those in the same period in 2007. At the end of 2007 and in early 2008, the coal supply experienced shortage and the market price increased significantly. The increases in coal price and the transportation costs bring challenges to the Company in respect of fuel cost control.

3.        The financial foreign exchange market

The Company has strong capacity, good reputation and sound financing channels both domestically and internationally. The government has raised the benchmark interest rates several times in 2007 in order to control the excessive growth of investments and lending, which has brought an impact to the Company’s control of finance costs. The Company expects to continue to incur significant amount of expenditures for the project developments and environmental protection in the next few years. The sufficient cash inflow of operating activities and the sound financing channels will provide crucial capital resources for such investments. In terms of the impact of the fluctuation of foreign exchange on the Company, as most of the Company’s liabilities denominated in foreign currencies are denominated in U.S. dollar, and only a small portion is denominated in Euro, and Renminbi keeps appreciation trend against U.S. dollar, the Company expects no adverse impact on its operating results.

IV.      Performance of Significant Investments and Their Prospects

On 22 April 2003, the Company paid RMB2.39 billion to acquire 25% equity interest in Shenzhen Energy Group. This investment brought the Company a profit of RMB270 million in 2007 under IFRS. In December 2007, the Company acquired 200 million shares from the subsidiary of Shenzhen Energy Group, Shenzhen Energy. In addition, Shenzhen Energy acquired most of the assets of Shenzhen Energy Group by issuing and placing new shares and Shenzhen Energy Group will be liquidated when appropriate. Upon its liquidation, the Company will hold a total of 25.01% direct equity interest in Shenzhen Energy. It is estimated that this investment will provide the steady investment returns to the Company in the future.

In July 2004, the Company paid RMB1.375 billion to acquire 40% equity interest in Hebei Hanfeng Power Company. This investment brought the Company a profit of RMB145 million in 2007 under IFRS. It is estimated that this investment will provide steady investment returns to the Company in the future.

As at 31 December 2006, the Company held 60% equity interest in Sichuan Hydropower directly. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million which resulted the decrease of the Company’s equity interest in Sichuan Hydropower to 49%. Huaneng Group became the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB140 million to the Company under IFRS. It is estimated that this investment will provide steady investment returns to the Company in the future.

V.        Employee Benefits

As at 31 December 2007, the Company and its subsidiaries had 22,899 employees. The Company and its subsidiaries provided the employees with competitive remuneration and linked such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any non-cash remuneration packages.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management skills, technical skills and marketing skills. These programs enhanced both the knowledge and operational skills of the employees.

VI.      Related Party Transactions

The Company entered into various transactions with China Huaneng Group (“Huaneng Group”), HIPDC and their group companies in the ordinary course of business, including operating leases on land use rights and property, electricity transmission and fuel purchases and transportation, etc.. Such transactions were for daily operations at terms no different from those with third parties and do not have any material impact on the business and operations of the Company. In addition, Huaneng Group, HIPDC and the minority shareholders of certain subsidiaries have committed or agreed through contracts in providing guarantees on loans to the Company and its subsidiaries.

Pursuant to relevant agreements, the Company rendered management services to power plants owned by Huaneng Group and HIPDC at fees covering the Company’s costs and a reasonable profit. In 2007, such service fees amounted to RMB45.77 million which were less than 1% of the operating revenue of the Company in 2007.

In January 2007, Huaneng Group made an additional capital contribution of RMB615 million to Sichuan Hydropower, thereby increasing its direct equity interest in Sichuan Hydropower from 40% to 51%, which reduced the Company’s equity interest in Sichuan Hydropower from 60% to 49%. Huaneng Group, thus, replaced the Company as the controlling shareholder of Sichuan Hydropower. In addition, the Company acquired 5% additional equity interest in Qinbei Power Company from Huaneng Group with a consideration of RMB65.75 million in cash, thereby increased the Company’s equity interest in Qinbei Power Company to 60%.

In December 2007, the Company entered into an agreement with HIPDC, pursuant to which the Company agreed to acquire from HIPDC 60% equity interest in Nanjing Jinling for a consideration of RMB420 million. The acquisition took effect in the same month with the satisfaction of all the conditions, payment of the full amount of the considerations and the transfer of the related ownership and controlling power.

Please refer to Note 14(b) to the financial information extracted from financial statements prepared under IFRS for details of related party transactions.

VII.     Guarantees on Loans and Restricted Assets

As at 31 December 2007, the balance of the guarantees provided by the Company to Rizhao Power Company, an associate, amounted to RMB86 million.

As at 31 December 2007, restricted bank deposits amounted to RMB220 million, which were mainly deposits for letters of credits.

As at 31 December 2007, the Company had no contingent liabilities.

VIII.    Accounting Standards with Significant Impact on the Financial Statements of the Company

Please refer to Note 2 to the financial information extracted from financial statements prepared under IFRS for details on the changes in accounting policies which had a significant impact on the financial statements of the Company for 2007.

IX.      Risk Factors

On 6 April 2007, the State Council issued the “Notice regarding the Implementation Opinions of Deepening Power Sector Reform during the 11th Five-Year Plan” (the “Implementation Opinions”). The Implementation Opinions reaffirm the direction of the power industry reform and require the acceleration of establishment of the regional power market platforms, the reform of power enterprises and gradual improvement of tariff-setting mechanism. The State encourages and supports the upgrades of the old generators. Using the policy of energy saving and pollution reduction as foundation, the State will accelerate the pace of closing the small generators, emphasize the importance of the policy of energy saving and environmental protection of the power industry. The State will further optimize the power supply structure through certain energy saving and electricity dispatch measures, implementing the desulphurization price and accelerating the construction of power grid. The State will promote the structural adjustment of the economy and the transformation of the way of tariff differential policies. The Implementation Opinions bring opportunities to the power industry, and at the meantime will intensify the competitions within the industry.

1.        Risks on the change of power market

Based on related forecast, in 2008, the overall demand and supply of electricity in China will reach equilibrium. With the commencement of commercial operations of new generating units (particularly in those regions where a substantial number of new generating units commence commercial operations), the utilization hours of the generating units in China are expected to drop, and the Company will face the risk of the decrease in the utilization hours of its generating units.

Facing the new market situation, the Company will bring its advantages of the efficient, energy saving and environmental friendly generating units into full play and increase the utilization hours of its generating units through the ways of improving the reliability of the equipment, strengthening market promotion and reinforcing the policy of energy saving and electricity dispatch. In the meantime, the Company will set up regular planning adjustment mechanism, explore and invest in the new construction projects and enhance its comprehensive capacity in accordance with the guidance of the State policy to enhance the ability of risk management and continuous development of the Company.

2.        Risks on fuel purchase and increase in fuel cost

It is expected that the risk on intense coal supplies and high coal costs will last for a relatively long period of time from now onwards as a result of scarce coal resources, increasing demand triggered by newly operated generating units and the shutdown and suspension of certain small-scale mines. These would bring cost pressure to the Company.

The Company will adopt a number of measures in order to control the fuel cost as follows:

1	To improve the coal supply structure by increasing the fulfillment rate of its contracts with large-scale mines and the purchase volume percentage of key coal contracts;

2
To manage market price through broadening our purchase channels, strengthening the management on assessment and evaluation of coal suppliers and insisting on the principle of market price and price comparison;

3
To enhance coal supplies guarantee. The Company plans to build warehouses in Yingkou, Haimen and Taicang, etc. in order to secure the coal supply for its power plants in northern, central and southern China and to offset the negative effect of the increasing coal price;

4	To secure coal supply and improve cost control by actively participating in the production, storage and transportation of coal;

5	To ensure the contract implementation for coal imported from Indonesia. The Company will closely monitor the international coal price and may increase the import of coal if necessary.

3.        Financial risks

The Company is engaged in the capital-intensive industry with relatively large amount of assets. The State monetary policy and the fluctuation of international currency market will expose the Company to interest rate risk and foreign exchange risk. Regarding the interest rate risk, as the majority of the Company’s liabilities are denominated in Renminbi, the changes in the benchmark lending rates announced by the People’s Bank of China will directly affect on the cost of debt of the Company. The Company will mitigate the interest rate risk by reinforcing the capital management, utilizing capital more effectively and broadening the funding channels. As regards the foreign exchange risk, most of the Company’s foreign currency liabilities are denominated in U.S. dollar, and Renminbi keeps the appreciation trend against U.S. dollar, while there is only a small portion of the Company’s liabilities denominating in Euro, the fluctuation of foreign exchange will not have adverse impact on the Company. Nevertheless, the Company will monitor the fluctuation of the foreign exchange market closely. The Company is confident that it will be able to manage interest rate risk and foreign exchange risk by further improving its procedures on identifying, analyzing, reporting and controlling financial risks and reacting to the market changes proactively.

X.        BUSINESS PLAN

The primary objective of the Company in 2008 is to secure safe, stable and increasing power generation as well as to strengthen cost control. The Company will continue its focus on energy saving and environmental protection; reducing consumptions of individual generating units; and ensuring good results of major economic indicators. The Company will also strengthen project management; fasten the construction speed of the projects-under-construction of 4,560 MW; and reinforce the project preliminaries and preparation work for new projects of over 11,000 MW. Pursuant to the prevailing energy policies of the State and the demand for renewable energy, the Company will, along with the process of developing coal-fired electricity, invest, develop and construct the projects for wind-power and hydro-power. In the future, the Company will actively seek appropriate opportunities for acquisition of assets of good quality. In 2008, the Company strives to generate approximately 200.8 billion kWh in total and to reach average utilization hours of 5,757 hours for its coal-fired generating units. In order to achieve the 2008 operating goals, the Company will take further measures to ensure production safety; improve equipment reliability; strive to exploit the markets through re-inforced sales and marketing management; increase the utilization hours; and generate more power. The Company will make efforts to control coal purchase prices in response to the soaring prices in the fuel market so as to contain the increase in unit price for fuel cost within 18% or thereabout. The Company will further exploit potentials to control other costs; explore more revenue and control expenditure, of implement measures to save energy and reduce emission and to increase efficiency of generating units and reduce costs. Moreover, the Company will speed up its project construction and commercial operations in relatively more profitable markets to increase its profitability. The Company will strengthen its research and development and attempt to achieve a breakthrough in the area of renewable energy development in 2008. The Company will strengthen its capital operations, domestically and internationally, and will seek good opportunities and projects for acquisition. On the basis of energy saving, reducing emissions, adjusting structure and enhancing efficiency, the Company strives to realize the main objectives of power generation installed capacity of over 60,000,000 kW; controllable coal supply capacity of 50,000,000 tonnes/year; port coal storage and transportation and transit capacity of over 40,000,000 tonnes/year; coal sea transportation capacity of over 30,000,000 tonnes/year by 2010.

SHARE CAPITAL STRUCTURE

As at 31 December 2007, the total issued share capital of the Company was 12,055,383,440 shares, of which 9,000,000,000 shares were domestic shares, representing approximately 74.66% of the total issued share capital, and 3,055,383,440 shares were foreign shares, representing approximately 25.34% of the total issued share capital. For domestic shares, HIPDC owns a total of 5,066,662,118 shares, representing 42.03% of the total issued share capital of the Company. Huaneng Group owns a total of 1,055,124,549 shares, representing 8.75% of total issued share capital of the Company. The rest of domestic shareholders hold a total of 2,878,213,333 shares, representing 23.88% of the total issued share capital of the Company.

DIVIDENDS

The Board resolved to propose for the year ended 31 December 2007 a cash dividend of RMB0.30 per ordinary share.

Cash dividends will be denominated and declared in Renminbi. Cash dividends on domestic shares will be paid in Renminbi. Save for the dividends on foreign shares traded on the Hong Kong Stock Exchange which will be paid in Hong Kong dollars, cash dividends on other foreign shares will be paid in United States dollars. Exchange rates for dividends paid in United States dollars and Hong Kong dollars are USD1 to RMB7.05525 and HK$1 to RMB0.90733 respectively.

All the cash dividends will be paid to shareholders on or before 30 June 2008, subject to approval at the annual general meeting of the Company.

STAFF RETIREMENT SCHEME

The Company and its subsidiaries have implemented a series of specified retirement contribution schemes as prescribed by the places where the Company and its subsidiaries have operations.

Pursuant to the specified retirement contribution schemes, the Company and its subsidiaries have paid contributions according to the terms and obligations set out in the publicly administered retirement insurance plans. The Company has no other obligations to pay further contributions. The contributions payable from time to time will be regarded as expenses in the period and accounted for as labor cost.

PRE-EMPTIVE RIGHTS

According to the articles of association of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

MAJOR SUPPLIERS AND CUSTOMERS

The five major suppliers of the Company and its subsidiaries for year 2007 were coal suppliers, i.e. Shenhua Coal Transportation & Sale Company, China Coal Import & Export Corporation, Shanxi Provincial Coal Transportation & Sale Limited Company, Inner Mongolia Yitai Group Limited Company and Zhongqing Municipal Energy Investment Corporation. The total purchase from them amounted to approximately RMB 78.5 billion, representing approximately 24.5% of the total coal purcahse of the year.

As a power producer, the Company sells most of the electricity generated by its power plants through local operating power grid companies and does not have other significant customers. The five major customers of the Company and its subsidiaries for the year 2007 were Jiangsu Electric Power Company, Shandong Electric Power Corporation, Liaoning Electirc Power Company Limited, Shanghai Municipal Electric Power Company and Zhejiang Electric Power Corporation. These five customers accounted for approximately 63.86% of total operating revenue while the largest customer (Jiangsu Electric Power Company) accounted for approximately 17.89% of operating revenue.

None of the directors, supervisors or their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”)) had any interests in the five largest suppliers or customers of the Company mentioned above in 2007.

COMPETITION WITH CONTROLLING SHAREHOLDERS

The ultimate controlling shareholder of the Company, Huaneng Group, also engages in the power industry in China. HIPDC, the direct controlling shareholder of the Company also engages in the power industry in China. The Company, HIPDC (direct controlling shareholder) and Huaneng Group (ultimate controlling shareholder) have power plants located in certain same regions. Huaneng Group and HIPDC have already entrusted the Company to manage certain of their coal-fired power plants.

Currently, the Company has 14 directors and only 4 of them have positions in Huaneng Group and/or HIPDC. According to the articles of association of the Company, in case of conflict of interest arises, the relevant directors shall abstain from voting in the relevant resolutions. Therefore, the operation of the Company is independent from Huaneng Group and HIPDC and the operation of the Company is conducted for its own benefit.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY (AND/OR ITS SUBSIDIARIES)

The Company and its subsidiaries did not sell any other types of securities and did not purchase or redeem its own shares or other securities in 2007.

DIRECTORS OF THE COMPANY

The Directors of the Company in 2007 were:

Li Xiaopeng	Chairman	Appointed on 11 May 2005
Huang Yongda	Vice Chairman	Appointed on 11 May 2005
Huang Long	Vice Chairman	Appointed on 11 May 2005
Na Xizhi	Director	Appointed on 11 May 2005
Wu Dawei	Director	Appointed on 11 May 2005
Shan Qunying	Director	Appointed on 11 May 2005
Ding Shida	Director	Appointed on 17 November 2005
Xu Zujian	Director	Appointed on 11 May 2005
Liu Shuyuan	Director	Appointed on 11 May 2005
Qian Zhongwei	Independent Director	Appointed on 11 May 2005
Xia Donglin	Independent Director	Appointed on 11 May 2005
Liu Jipeng	Independent Director	Appointed on 11 May 2005
Wu Yusheng	Independent Director	Appointed on 11 May 2005
Yu Ning	Independent Director	Appointed on 11 May 2005

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

On 28 June 2007, the Company’s Board of Directors approved the Management Guidelines Regarding the Holding of the Company’s Shares by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The standard of such guidelines is not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Enquiry has been made with all Directors and Supervisors and all of them confirmed that they have complied with the code throughout 2007.

DIRECTORS’, CHIEF EXECUTIVES’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

For the year ended 31 December 2007, none of the Directors or Chief Executives or Supervisors or their respective associates had any interests in the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

For the year ended 31 December 2007, none of the Directors or Chief Executives, Supervisors, senior management or their spouses or children under the age of 18 was given the right to acquire shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

INDEPENDENT DIRECTORS’ CONFIRMATIONS OF INDEPENDENCE

The Company has received independent confirmations from each of the independent directors, namely Mr. Qian Zhongwei, Mr. Xia Donglin, Mr. Liu Jipeng, Mr. Wu Yusheng and Mr. Yu Ning, and considers them to be independent.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

TOP TEN SHAREHOLDERS OF THE COMPANY

The following table summarises the shareholdings of the top ten shareholders of the Company as at 31 December 2007:

	No. of Shares held as at the year end	Percentage of Shareholding
		(%)

Huaneng International Power Development Corporation	5,066,662,118	42.03
China Huaneng Group	1,055,124,549	8.75
Hebei Provincial Construction Investment Company	603,000,000	5.00
Jiangsu Provincial International Trust & Investment Corporation	416,500,000	3.45
Fujian Investment Enterprise Holdings Company	374,466,667	3.11
Liaoning Energy Investment (Group) Limited Liability Company	332,913,333	2.76
Horizon Asset Management Inc.	301,593,840	2.50
Dalian Municipal Construction Investment Company	301,500,000	2.50
Kinetics Asset Management, Inc.	102,504,600	0.85
Nantong Investment Management Limited Company	90,500,000	0.75

DIRECTORS’, AND SUPERVISORS’ INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2007, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director or supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every Director and Supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

REMUNERATION POLICY

In accordance with the overall development strategy of the Company, the Company has formulated “Provisional Regulations on Remuneration Management” and “Provisional Guidelines on Salary Management for Branches and Subordinate Units”. Employees’ salaries are calculated with reference to the complexity of their jobs, the responsibilities they have to carry and their job performance. The remuneration of Directors, Supervisors and senior management mainly consists of the following:

(1)       Basic salary and allowance

The basic salary is set by an evaluation of the job position and a factor analysis, and with reference to the salary level of the relevant position in the labor market. It accounts for about 20% of the total remuneration.

(2)       Discretionary bonus

Discretionary bonus is based on the job performance of Directors, Supervisors and senior management. It accounts for about 60% of the total remuneration.

(3)       Retirement contribution

For those Directors, Supervisors and senior management receiving remuneration from the Company, the Company provides basic and supplemental retirement insurance. This accounts for about 20% of the total remuneration.

According to the resolution at the shareholders’ meeting, the Company pays each Independent Director a subsidy amounted to RMB60,000 (after tax) each year. The Company also reimburses to the Independent Directors for the expenses they incur in attending board meetings and shareholders’ meetings and other reasonable expenses they incur while fulfilling their obligations under the Company Ordinance and the Company’s Memorandum and Articles of Association (including travelling expenses and administrative expenses). Besides these, the Company does not give the Independent Directors any other benefit.

STAFF HOUSING

The Company made allocation to the housing fund for its employees in accordance with the relevant PRC regulations.

Disposal of staff quarters

According to the relevant regulations of the State, the Company has not provided welfare quarters to its staff for the year ended 31 December 2007.

Staff Medical Insurance Scheme

According to the requirements as prescribed by the relevant local governments, the Company and its subsidiaries have joined a medical insurance scheme for its staff, and have taken measures for its implementation according to planning.

GENERAL MEETINGS

During the Year, the Company convened one annual general meeting and two extraordinary general meetings.

1.
The Company’s annual general meeting was held on 22 May 2007. The resolutions passed at the meeting were published in (Hong Kong) Wen Wei Po, South China Morning Post, China Securities Journal and Shanghai Securities News on 23 May 2007.

2.
The Company’s first extraordinary general meeting of 2007 was held on 20 March 2007. The resolutions passed at the meeting were published in (Hong Kong) Wen Wei Po, South China Morning Post, China Securities Journal and Shanghai Securities News on 21 March 2007.

3.
The Company’s second extraordinary general meeting of 2007 was held on 9 October 2007. The resolutions passed at the meeting were published on the website of the Hong Kong Stock Exchange and in China Securities Journal and Shanghai Securities News on 10 October 2007.

MAJOR EVENTS

1.
As approved by the China Securities Regulatory Commision in September 2007, the Company subscribed in cash through the private placement of 200 million shares in Shenzhen Energy Investment Company Limited at the price of RMB 7.60 per share. The total consideration paid by the Company amounted to RMB 1.52 billion. Such shares were registered under the name of the Company in China Securities Registrar & Settlement Limited Liability Company on 6 December 2007 and listed on Shenzhen Stock Exchange on 20 December 2007.

2.
On 3 December 2007, the Company entered into an agreement relating to the equity transfer of Jinling Power Plant. Pursuant to such agreement, the Company acquired 60% interest in the registered capital of Jinling Power Plant from HIPDC. The consideration paid by the Company to HIPDC for the equity transfer was RMB 420 million. Upon completion of the acquisition, the Company’s total generation capacity on an equity basis increased by 468 MW.

3.	Changes of Directors, Supervisors and Senior Management.

For work reason, Ms. Lu Dan resigned from the position of Vice President of the Company on 14 August 2007.

For work reason, Mr. Huang Jian resigned from the position of Vice President of the Company on 23 October 2007 and ceased to be the company secretary on 20 December 2007.

Mr. Gu Biquan was appointed as Vice President of the Company and as the Secretary to the Board of Directors on 31 October 2007 and 20 December 2007 respectively.

For work reason, Mr. Qu Xiaojun resigned from the position of Vice President of the Company on 3 January 2008.

CODE OF CORPORATE GOVERNANCE PRACTICES

During the Year, the Company has complied with the Code of Corporate Governance Practices as set out in Appendix 14 of the Listing Rules. The annual report of the Company will contain a corporate governance report prepared in accordance with the requirements of the Listing Rules.

DESIGNATED DEPOSIT

As at 31 December 2007, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

DONATIONS

During the year, the total amount of donation made by the Company and its subsidiaries was approximately RMB3.50 million (2006: approximately RMB8.71 million).

LEGAL PROCEEDINGS

As at 31 December 2007, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

Annual General Meeting and CLOSURE OF REGISTER

The 2007 Annual General Meeting will be held on 13 May 2008. For details of the resolutions to be considered and approved at the meeting, please refer to the Notice of 2007 Annual General Meeting issued by the Company on even date. Holders of the Company´s H Shares whose names appear on the HK$ Dividend H Shares register and the US$ Dividend H Shares register maintained by Hong Kong Registrars Limited at 4:30 p.m. on 11 April 2008 are eligible to attend the 2007 Annual General Meeting and are entitled to receive dividends. The H Share register of members of the Company will be closed from 12 April 2008 to 12 May 2008 (both days inclusive).

Publication of results on the website of the stock exchange and the company

This announcement of annual results is published on the Stock Exchange’s website (http://www.hkex.com.hk) and the Company’s website (http://www.hpi.com.cn and http://www.hpi-ir.com.hk). The 2007 Annual Report of the Company containing all the information required by the Listing Rules will be despatched to the shareholders and available on the same websites in due course.

INSPECTION OF DOCUMENTS

The Company’s annual reports (for A shares and H shares, respectively) for the year 2007 will be published in April, 2008 in Beijing and Hong Kong respectively. The Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the United States. Copies of annual reports as well as the Form 20-F, once filed, will be available at:

Beijing:	Huaneng Power International, Inc.
Tianyin Mansion
2C Fuxingmennan Street
Xicheng District
Beijing
The People’s Republic of China

Tel: (8610) 6649 1999
Fax: (8610) 6649 1888

Hong Kong:      Rikes Communications Limited
Room 1312, Wing On Centre
111 Connaught Road Central
Hong Kong

Tel: (852) 2520 2201
Fax: (852) 2520 2241

By Order of the Board Li Xiaopeng Chairman

As at the date of this announcement, the Board comprises:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC
26 March 2008

A.	FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2007	2006
	──────────	──────────	──────────

Operating revenue	3	49,767,849	44,301,403

Sales tax		(139,772)	(148,057)

Operating expenses
Fuel		(27,790,310)	(22,608,151)
Maintenance		(1,534,016)	(1,306,888)
Depreciation		(7,225,964)	(6,719,158)
Labor		(2,786,109)	(2,886,767)
Service fees on transmission and transformer facilities of HIPDC		(140,771)	(140,771)
Others		(2,228,596)	(1,933,200)
		────────────	────────────

Total operating expenses		(41,705,766)	(35,594,935)
		────────────	────────────
Profit from operations		7,922,311	8,558,411
		────────────	────────────

Interest income		53,527	51,910
Interest expense		(2,132,122)	(1,591,033)
Exchange gain and bank charges, net		204,134	67,819
		────────────	────────────
Total financial expenses, net		(1,874,461)	(1,471,304)
		────────────	────────────

Share of profits of associates	4	586,323	790,629

Investment income, net		127,281	128,614

Gain / (Loss) on disposals of investments	5	545,230	(19)

Other income, net	6	12,617	10,442
		────────────	────────────

Profit before income tax expense		7,319,301	8,016,773

Income tax expense	7	(838,270)	(1,127,699)

		－－－－－－－	－－－－－－－

Profit for the year		6,481,031	6,889,074
		=============	=============

Attributable to:

Equity holders of the Company		6,161,127	6,071,154
Minority interests		319,904	817,920
		－－－－－－－	－－－－－－－

		6,481,031	6,889,074
		=============	=============

Dividends paid		3,375,507	3,013,846
		=============	=============

Proposed dividend	10	3,616,615	3,375,507
		=============	=============

Proposed dividend per share (expressed in RMB per share)	10	0.30	0.28
		=============	=============

Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in RMB per share)

- Basic	13	0.51	0.50
		=============	=============

- Diluted	13	0.51	0.50
		=============	=============

BALANCE SHEETS
AS AT 31 DECEMBER 2007
(Amounts expressed in thousands of RMB)

		The Company and its subsidiaries		The Company
		－－－－－－－－－－－－－－－－－		－－－－－－－－－－－－－－－
		As at 31 December		As at 31 December
	Note	2007	2006	2007	2006
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
ASSETS

Non-current assets
Property, plant and equipment, net		90,125,919	90,444,225	50,720,718	43,787,388
Investments in associates		8,731,490	5,418,213	7,204,362	4,321,310
Investments in subsidiaries		—	—	9,500,898	9,622,256
Available-for-sale investments		3,462,158	1,458,759	3,462,158	1,458,759
Land use rights		2,269,208	2,013,480	1,369,494	1,182,279
Deferred income tax assets		211,654	98,429	182,543	48,316
Goodwill		555,266	671,796	108,938	108,938
Other non-current assets		389,375	269,404	215,035	84,411
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total non-current assets		105,745,070	100,374,306	72,764,146	60,613,657
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Current assets
Inventories, net		2,319,290	2,121,489	1,476,464	1,234,859
Other receivables and assets, net		822,131	615,488	507,630	286,634
Accounts receivable, net	8	7,876,318	7,315,683	4,097,806	4,115,237
Financial assets at fair value through profit or loss		—	100,180	—	100,180
Due from subsidiaries		—	—	168,160	148,801
Due from other related parties		560	621	400	400
Restricted cash		220,495	203,863	190,050	190,193
Cash and cash equivalents		7,312,265	3,207,192	5,500,378	1,433,165
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total current assets		18,551,059	13,564,516	11,940,888	7,509,469
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total assets		124,296,129	113,938,822	84,705,034	68,123,126
		=============	=============	=============	=============

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
A shares, par value of RMB1.00 each		9,000,000	9,000,000	9,000,000	9,000,000
Overseas listed foreign shares, par value of RMB1.00 each		3,055,383	3,055,383	3,055,383	3,055,383
Additional paid-in capital		8,988,973	8,988,973	8,972,184	8,972,184
Dedicated capital	9	6,096,100	5,454,467	6,096,100	5,454,467
Fair value gains from available- for-sale investment, net of tax		1,674,449	998,825	1,667,037	998,668
Retained earnings

Proposed dividend		3,616,615	3,375,507	3,616,615	3,375,507
Others		14,497,060	12,584,354	12,236,340	10,083,097
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
		46,928,580	43,457,509	44,643,659	40,939,306

Minority interests		5,151,062	7,151,183	—	—
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total equity		52,079,642	50,608,692	44,643,659	40,939,306
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Non-current liabilities
Long-term loans from Huaneng Group		2,800,000	2,800,000	2,000,000	2,000,000
Long-term bank loans		30,548,338	32,065,840	13,896,095	9,182,454
Other long-term loans		90,309	232,779	—	—
Long-term bonds		5,885,615	—	5,885,615	—
Deferred income tax liabilities		1,092,545	1,078,897	802,533	369,618
Other non-current liabilities		423,119	309,930	307,817	203,279
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total non-current liabilities		40,839,926	36,487,446	22,892,060	11,755,351
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Current liabilities
Accounts payable and other liabilities	11	8,849,363	8,221,787	5,809,607	4,608,284
Taxes payables		955,334	1,191,783	588,785	666,038
Dividends payable		12,150	—	—	—
Due to Huaneng Group		190	44,592	—	—
Due to HIPDC		80,140	79,730	79,745	79,423
Due to subsidiaries		—	—	795	960
Due to associates		8,254	83,512	84	77,327
Due to other related parties		303,122	65,795	196,750	38,424
Salary and welfare payables		213,403	584,043	162,174	372,239
Short-term bonds		5,064,690	5,077,577	5,064,690	5,077,577
Short-term loans		11,670,400	8,161,910	4,240,000	3,422,750
Current portion of long-term bank loans		4,183,391	3,140,393	1,026,685	1,085,447
Current portion of other long-term loans		36,124	191,562	—	—
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total current liabilities		31,376,561	26,842,684	17,169,315	15,428,469
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total equity and liabilities		124,296,129	113,938,822	84,705,034	68,123,126
		=============	=============	=============	=============

NOTES TO THE FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER IFRS
(Amount expressed in thousands of RMB unless otherwise stated)

1.         Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale investment and financial assets at fair value through profit or loss.

During 2007, a significant portion of the Company and its subsidiaries’ funding requirements for capital expenditures were satisfied by short-term borrowings. Consequently, as at 31 December 2007, the Company and its subsidiaries have a negative working capital balance of approximately RMB12.8 billion (2006: RMB13.3 billion). The Company and its subsidiaries have unsecured undrawn available banking facilities amounting to approximately RMB18.70 billion (2006: RMB25.61 billion), and will refinance and/or restructure certain short-term loans into long-term loans and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company and its subsidiaries are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these financial statements on a going concern basis.

2.         Principal Accounting Policies

The principal accounting policies applied in preparation of these financial statements have been consistently applied to all the years presented, unless otherwise stated.

The following new standard, amendment to standard and interpretation are mandatory for financial year with annual period beginning on or after 1 January 2007 and relevant to the Company and its subsidiaries.

•
IFRS 7, Financial Instruments: Disclosures and a complementary amendment to International Accounting Standard (“IAS”) 1, Presentation of Financial statements — Capital Disclosures. IFRS 7 introduces new disclosures relating to financial instruments. This standard introduces certain revised disclosure requirements, including the mandatory disclosures on sensitivity analysis for each type of market risk. It replaces IAS 30, Disclosures in the Financial statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation and is applicable to all entities reporting under IFRS. The amendment to IAS 1 introduces disclosures on the objectives, policies and processes for managing capital. Except for an extension of disclosures, the Company and its subsidiaries considered there was no significant impact from adopting IFRS 7 and the amendment to IAS 1 on the financial statements of the Company and its subsidiaries.

•
International Financial Reporting Interpretation Committee Interpretation (“IFRIC Interpretation”) 10, Interim Financial Reporting and Impairment. This interpretation prohibits the impairment losses recognized in a previous interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at subsequent balance sheet dates. The Company and its subsidiaries considered there will be no significant impact from adopting IFRIC Interpretation 10 on the financial statements of the Company and its subsidiaries.

3.         Operating Revenue

Operating revenue represents the fair value of the consideration received or receivable for electricity sold in the ordinary course of the activities of the Company and its subsidiaries (net of value-added tax and after taking into account amounts received in advance). Revenue is earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective regional or provincial grid companies.

4.         Share of Profit of Associates

Share of profit of associates comprised:

	For the year ended 31 December
	2007	2006
	－－－－－－－－－－－	－－－－－－－－－－－

Share of profit before income tax expense	768,318	896,186
Share of income tax expense	(181,995)	(105,557)
	－－－－－－－	－－－－－－－

	586,323	790,629
	=============	=============

5.         Gain/(Loss) on disposals of investments

During the current year, the gain on disposals of investments represented disposal of certain available-for-sale investment and deemed disposal of Huaneng Sichuan Hydropower Co., Ltd. (“Sichuan Hydropower”) with equity interest held by the Company decreased from 60% to 49% upon the unilateral capital injection amounting to RMB615 million from China Huaneng Group (“Huaneng Group”) to Sichuan Hydropower in January 2007, which amounted to approximately RMB527 million and RMB18 million respectively.

From January 2007 onward, the Company did not consolidate Sichuan Hydropower into its consolidated financial statements. Sichuan Hydropower became an associate of the Company, and was accounted for using equity method in the consolidated financial statements.

6.         Other Income, Net

Net other income represented the management service fee income net of relevant expenses. Pursuant to a management service agreement entered into with Huaneng Group and Huaneng International Power Development Corporation (“HIPDC”), the Company provided management services to certain power plants owned by Huaneng Group and HIPDC in return for a service fee.

7.         Income Tax Expense

The statutory income tax is assessed on an individual entity basis, based on each of their results of operations. The commencement dates of the tax holiday period of each power plant are individually determined. The income tax charges are based on assessable profit for the year and after considering deferred taxation. No Hong Kong profits tax has been provided as there was no estimated assessable profits in Hong Kong for the year (2006: nil).

For the year ended 31 December 2007, the weighted average effective tax rate applicable to the Company and its subsidiaries is 11.45% (2006: 14.07%).

Income tax expense comprised:

	For the year ended 31 December
	2007	2006
	－－－－－－－－－－－	－－－－－－－－－－－

Current income tax expense	1,033,570	1,304,761
Deferred income tax	(195,300)	(177,062)
	－－－－－－－	－－－－－－－

	838,270	1,127,699
	=============	=============

In March 2007, the People’s Republic of China (the “PRC”) government promulgated the Corporate Income Tax Law (the “CIT Law”) which will be effective from 1 January 2008. The CIT Law will impose a single income tax rate of 25% for both domestic and foreign invested enterprise. The existing Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises (the “FIE and FE tax laws”) and Provisional Regulations of the People’s Republic of China on Enterprise Income Tax (collectively referred to as the “existing tax laws”) will be abolished simultaneously. Currently, the power plants of the Company and its subsidiaries applied the tax rates under the existing tax laws in deriving the current tax expense. The CIT Law has provided a 5-year transitional period for those entities that applied FIE and FE tax laws in previous years.

8.         Accounts receivable, net

Accounts receivable comprised:

	The Company and its subsidiaries		The Company
	－－－－－－－－－－－－－－－－－－－－－		－－－－－－－－－－－－－－－－－－－－－
	As at 31 December		As at 31 December
	－－－－－－－－－－－－－－－－－－－－－		－－－－－－－－－－－－－－－－－－－－－
	2007	2006	2007	2006
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Accounts receivable	6,251,958	6,232,275	3,688,275	3,757,011
Notes receivable	1,674,933	1,133,981	409,531	358,226
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

	7,926,891	7,366,256	4,097,806	4,115,237

Less: provision for doubtful accounts	(50,573)	(50,573)	—	—
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

	7,876,318	7,315,683	4,097,806	4,115,237
	=============	=============	=============	=============

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made. The Company and its subsidiaries do not hold any collateral as security.

Ageing analysis of accounts receivable was as follows:

	The Company and its subsidiaries		The Company
	－－－－－－－－－－－－－－－－－－－－－		－－－－－－－－－－－－－－－－－－－－－
	As at 31 December		As at 31 December
	－－－－－－－－－－－－－－－－－－－－－		－－－－－－－－－－－－－－－－－－－－－
	2007	2006	2007	2006
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Within 1 year	7,737,783	7,054,280	4,092,147	3,997,679
Between 1 to 2 years	3,959	114,121	3,014	112,371
Between 2 to 3 years	100	51,554	—	—
Over 3 years	185,049	146,301	2,645	5,187
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

	7,926,891	7,366,256	4,097,806	4,115,237
	=============	=============	=============	=============

As at 31 December 2007, the maturity period of the notes receivable ranged from 15 days to 28 months (2006: 1 month to 23 months).

9.         Dedicated Capital

The Board of Directors decided on an annual basis the percentages of profit attributable to equity holders of the Company, as determined under the PRC accounting standards, to be appropriated to the statutory surplus reserve fund and the discretionary surplus reserve fund. When the balance of the statutory surplus reserve fund reaches 50% of the Company’s share capital, any further appropriation will be discretionary. The statutory surplus reserve fund can be used to offset prior years’ losses or increase share capital, provided that the balance after such an issue is not less than 25% of registered capital. The discretionary surplus reserve fund can be provided and used in accordance with the resolutions of the directors and then approved by the shareholders.

In relation to the profit appropriation plan for the year ended 31 December 2007, the Board of Directors resolved on 25 March 2008 that to appropriate 10% (2006: 10%) of profit attributable to equity holders of the Company as determined under the PRC accounting standards to the statutory surplus reserve fund.

In accordance with the Articles of Association, earnings available for distribution by the Company will be based on the lower of the amounts determined in accordance with (a) the PRC accounting standards and (b) IFRS. The amount of distributable profit resulting from the current year operation after appropriation to dedicated capital for the year ended 31 December 2007 was approximately RMB5.40 billion (2006: RMB5.00 billion). The cumulative balance of distributable profit as at 31 December 2007 was approximately RMB17.22 billion (2006: RMB15.30 billion).

10.       Dividends

On 25 March 2008, the Board of Directors proposed a cash dividend of RMB0.30 per share, totaling approximately RMB3,617 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividends payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings for the year ending 31 December 2008.

On 22 May 2007, the shareholders approved the declaration of cash dividends of RMB0.28 per share, totaling approximately RMB3,376 million in their annual general meeting.

11.       Accounts payable and notes payable

Accounts payable and other liabilities comprised:

	The Company and its subsidiaries		The Company
	－－－－－－－－－－－－－－－－－－－－－		－－－－－－－－－－－－－－－－－－－－－
	As at 31 December		As at 31 December
	－－－－－－－－－－－－－－－－－－－－－		－－－－－－－－－－－－－－－－－－－－－
	2007	2006	2007	2006
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Accounts and notes payable	2,072,876	2,037,447	1,337,380	1,334,156
Amounts received in advance	844,445	1,207,776	844,445	1,207,776
Payables to contractors for construction	4,511,988	2,993,257	2,849,502	1,367,048
Other payables to contractors	336,841	914,856	217,576	171,957
Accrued interest	181,089	195,643	121,650	119,864
Others	902,124	872,808	439,054	407,483
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

	8,849,363	8,221,787	5,809,607	4,608,284
	=============	=============	=============	=============

As at 31 December 2007, balances of accounts payable and other liabilities include accrued interest to China Huaneng Finance Co., Ltd. (“Huaneng Finance”) and Huaneng Group amounting to approximately RMB4.70 million and RMB2.90 million (2006: RMB7.60 million and RMB10.00 million) respectively.

The ageing analysis of accounts and notes payable (including amounts due to other related parties of trading in nature) was as follows:

	The Company and its subsidiaries		The Company
	－－－－－－－－－－－－－－－－－－－－－		－－－－－－－－－－－－－－－－－－－－－
	As at 31 December		As at 31 December
	2007	2006	2007	2006
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Accounts and notes payable
Within 1 year	1,999,247	2,028,121	1,330,886	1,330,927
Between 1 to 2 years	71,515	6,170	5,600	2,346
Over 2 years	2,114	3,156	894	883
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Subtotal	2,072,876	2,037,447	1,337,380	1,334,156
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Amounts due to other related parties of trading in nature
Within 1 year	276,787	38,336	181,088	20,952
Over 2 years	108	108	108	108
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Subtotal	276,895	38,444	181,196	21,060
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total	2,349,771	2,075,891	1,518,576	1,355,216
	=============	=============	=============	=============

12.       Additional financial information on balance sheets

As at 31 December 2007, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB12,826 million (2006: RMB13,278 million). On the same date, total assets less current liabilities was approximately RMB92,920 million (2006: RMB87,096 million).

As at 31 December 2007, the net current liabilities of the Company amounted to approximately RMB5,228 million (2006: RMB7,919 million). On the same date, total assets less current liabilities was approximately RMB67,536 million (2006: RMB52,695 million).

13.       Earnings per Share

The calculation of basic earnings per share is done based on the profit attributable to the equity holders of the Company of approximately RMB6,161 million (2006: RMB6,071 million) and the weighted average number of approximately 12,055 million (2006: 12,055 million) outstanding ordinary shares during the year.

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2007 and 2006.

14.       Related party relationships and transactions

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship
－－－－－－－－－－－－－－－－－－－－－－－－－－－－－－－－－－－	－－－－－－－－－－－－－－－－－－－－－－－－－－－－－－－－－－－

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Xi’an Thermal Power Research Institute Co., Ltd. (“Xi’an Thermal”) and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Capital Service Co., Ltd. (“Huaneng Capital Service”)	A subsidiary of Huaneng Group
Greatwall Securities Co., Ltd. (“Greatwall Securities”)	A subsidiary of Huaneng Group
Qufushengcheng Heat-Power Company Ltd. (“Qufushengcheng Heat-Power Company”)	A subsidiary of Huaneng Group
Zhalainuoer Coal Mining Company Ltd. (“Zhalainuoer Coal”)	A subsidiary of Huaneng Group
Shandong Rizhao Power Company Ltd. (“Rizhao Power Company”)	An associate of the Company
Huaneng Finance	An associate of the Company
Chongqing Huaneng Shifen Company Limited (“Shifen Company”)	An associate of a subsidiary
State-owned enterprises*	Related parties of the Company

*
Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, “Related Party Disclosures”, state-owned enterprises and their subsidiaries, other than entities under Huaneng Group, directly or indirectly controlled by the PRC government are also considered as related parties of the Company and its subsidiaries.

The majority of the business activities of the Company and its subsidiaries are conducted with state-owned enterprises. For the purpose of the related party balances and transactions disclosure, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the year and significant balances arising from related party transactions as at year end.

(a)       Related party balances

(i)
As at 31 December 2007, current deposits of approximately RMB4,942 million (2006: RMB2,247 million) were placed with Huaneng Finance, a non-bank PRC financial institution, which bore interest that ranged from 0.72% to 1.53% (2006: from 0.72% to 1.62%) per annum.

(ii)
As at 31 December 2007, certain long-term bank loans amounting to RMB2,800 million (2006: RMB2,800 million) were on-lent from Huaneng Group through Huaneng Finance, which bore interest that ranged from

4.32% to 5.67% (2006: from 4.05% to 5.02%) per annum.

(iii)
As at 31 December 2007, short-term loans amounting to approximately RMB2,292 million (2006: RMB2,535 million) were borrowed from Huaneng Finance, which bore interest that ranged from 4.20% to 6.56% (2006: from 3.80% to 5.51%) per annum.

(iv)
As at 31 December 2007 and 2006, balances with Huaneng Group, HIPDC, subsidiaries and other related parties are unsecured, non-interest bearing and receivable / repayable within one year. As at and for the years ended 31 December 2007 and 2006, no provision is made on receivable balances from these parties.

(v)
As at 31 December 2007, balances with associates are unsecured, non-interest bearing and repayable within one year. As at 31 December 2006, including in the balances with associates, a balance with an associate amounted to approximately RMB77 million is unsecured, interest bearing at 5.265% per annum and repayable within one year. All the remaining balances are unsecured, non-interest bearing and repayable within one year.

(vi)	Included in the balance sheets, the balances with state-owned enterprises are as follows:

	The Company and its subsidiaries		The Company
	－－－－－－－－－－－－－－－－－－－－－		－－－－－－－－－－－－－－－－－－－－－
	As at 31 December		As at 31 December
	－－－－－－－－－－－－－－－－－－－－－		－－－－－－－－－－－－－－－－－－－－－
	2007	2006	2007	2006
	－－－－－－－－－－－	－－－－－－－－－－－	－－－－－－－－－－－	－－－－－－－－－－－
	RMB million	RMB million	RMB million	RMB million

Receivables and other assets, net	8,465	7,262	4,447	4,279
Cash at banks	2,335	856	2,014	782
Borrowings	37,787	33,650	15,660	9,603
Accounts payable and other liabilities	4,346	2,822	3,105	1,242

Except for cash at banks and borrowings stated above, all the balances of assets and liabilities with state-owned enterprises mentioned above are unsecured, non-interest bearing and receivable / repayable within one year. As at 31 December 2007, approximately RMB51 million provision has been made on receivable balances (2006: RMB51 million).

Terms of the long-term loans, short-term loans and cash at banks have no material difference with the terms with third parties.

(b)       Related party transactions

	For the year ended 31 December
	2007	2006
	－－－－－－－－－－－－	－－－－－－－－－－－－

Huaneng Group
Management service fee income for management services rendered to certain power plants	41,785	39,099
Less: related expenses	(30,266)	(29,708)
	－－－－－－－	－－－－－－－
Management service fee income, net	11,519	9,391
Acquisition of 20% equity interest in Huaneng Finance	—	(126,000)
Acquisition of 5% additional equity interest in Henan Qinbei Power Limited Company	(65,750)	—
Interest expense on long-term loans	(137,942)	(139,946)
Net income for substituted power arrangement to a branch of Huaneng Group	6,245	—

HIPDC
Management service fee income for management services rendered to certain power plants	3,981	4,378
Less: related expenses	(2,884)	(3,327)
	－－－－－－－	－－－－－－－
Management service fee income, net	1,097	1,051
Service fee expenses on transmission and transformer facilities	(140,771)	(140,771)
Rental charge on land use rights of Huaneng Nanjing Power Plant	(1,334)	(1,334)
Rental charge on office building	(26,000)	(26,000)
Acquisition of Huaneng Nanjing Jinling Power Generation Co., Ltd. (“Jinling Power Company”) (Note)	(420,000)	—
Huaneng Finance
Discounting of notes receivable	354,517	114,150
Discounting charges	(4,673)	(1,086)

Drawdown of short-term loans	2,247,700	3,374,700
Drawdown of long-term loans	—	40,000
Issuance of short-term bonds	—	900,000
Interest on short-term and long-term loans	(138,292)	(128,414)

Huaneng Capital Service
Issuance of short-term bonds	—	250,000

Greatwall Securities
Issuance of short-term bonds	—	300,000

China Huaneng International Trade Economics Corporation (“CHITEC”) *
Purchase of coal from CHITEC	—	(139,972)
Purchase of equipment from CHITEC	—	(34,055)

HEC and its subsidiaries
Purchase of coal from HEC and its subsidiaries and service fee occurred for transportation	(2,907,428)	(735,081)
Purchase of equipment from HEC and its subsidiaries	(247,764)	—

Hebei Huaneng Jingyuan Coal Company Limited (“Huaneng Jingyuan”)*
Purchase of coal from Huaneng Jingyuan	—	(49,159)

Shifen Company
Purchase of lime from Shifen Company	(63,506)	(47,235)

Huaneng Xinrui Controlled Technology Co., Ltd. (“Huaneng Xinrui”)*
Technical services and industry-specific technological project contracting services	—	(9,425)

Xi’an Thermal and its subsidiaries
Technical services and industry-specific technological project contracting services	(139,234)	(94,723)

Qufushengcheng Heat-Power Company
Net income for substituted power arrangement	23,065	—

Zhalainuoer Coal
Purchase of coal from Zhalainuoer Coal	(8,562)	—

*
In 2007, as CHITEC (including Huaneng Jingyuan, a subsidiary of CHITEC) and Huaneng Xinrui merged with HEC and Xi’an Thermal and became subsidiaries of HEC and Xi’an Thermal, respectively, the transactions with the entities above are presented under “HEC and its subsidiaries” and “Xi’an Thermal and its subsidiaries” respectively.

Note

In December 2007, the Company acquired 60% equity interest in Jinling Power Company from HIPDC using cash at RMB420 million. Goodwill of RMB1.34 million arose from this acquisition as a result of the expectation of high profitability and synergy of this acquired business. This acquisition has no material impact on the financial results of the Company and its subsidiaries as this transaction became effective close to the end of 2007.

Transaction with state-owned enterprises

	For the year ended 31 December
	2007	2006
	－－－－－－－－－－－－	－－－－－－－－－－－－
	RMB million	RMB million

Sales of electricity	49,628	44,646
Purchases of fuel	(17,888)	(12,499)
Acquisition of property, plant and equipment	(5,331)	(7,568)
Subcontracting labor for construction and renovation	(2,092)	(3,621)
Issuance of short-term bonds	5,000	3,550
Drawdown of short-term loans	18,299	9,033
Drawdown of long-term bank loans	8,136	9,453
Interest expense of loans and bonds to banks and other financial institutions	(1,905)	(1,797)

(c)       Guarantees

	As at 31 December
	2007	2006
	－－－－－－－－－－－－－	－－－－－－－－－－－－－

(i) Short-term loan guaranteed by state-owned banks	1,000,000	1,000,000
(ii) Long-term loans guaranteed by
- Huaneng Group	1,462,140	6,249,089
- HIPDC	2,041,783	2,693,280
- State-owned enterprises	100,000	353,250
(iii) Certain long-term bank loans of Rizhao Power Company guaranteed by the Company	(86,063)	(123,250)
(iv) Purchase settlements guaranteed by a state-owned bank	—	80,000
(v) Long-term bonds guaranteed by state-owned banks	6,000,000	—

(d)       Key management personnel compensation

	For the year ended 31 December
	2007	2006
	－－－－－－－－－－－－－	－－－－－－－－－－－－－

Salaries and other short-term employee benefits	6,930	5,670
Post-employment benefits	1,529	1,616
	－－－－－－－	－－－－－－－

Total	8,459	7,286
	=============	=============

B.	FINANCIAL INFORMATION EXTRACTED FROM CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS
(Amount expressed in units of RMB unless otherwise stated)

1.	FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS

(Amounts Expressed In RMB)
	For the year ended 31 December			For the year ended 31 December
	2007	2006	Variance (%)	2005
	－－－－－－－－－－	－－－－－－－－－－	－－－－－－－－－－	－－－－－－－－－－
		(Restated)

Revenue from operations	50,434,614,049	44,433,924,789	13.50	40,247,775,556
Profit before taxation	7,389,869,220	8,064,840,469	(8.37)	6,679,037,089
Net profit attributable to shareholders of the company	5,997,058,661	5,923,618,531	1.24	4,762,625,031
Net profit attributable to shareholders of the Company (excluding non-recurring items)	5,284,881,128	5,989,225,228	(11.76)	4,826,982,081
Net cash flows from operating activities	12,221,403,038	13,858,926,316	(11.82)	10,530,116,717

	31 December 2007	31 December 2006	Variance (%)	31 December 2005
	－－－－－－－－－－	－－－－－－－－－－	－－－－－－－－－－	－－－－－－－－－－
		(Restated)

Total assets	122,139,350,408	112,152,093,510	8.91	94,947,938,479
Capital and reserves attributable to shareholders of the Company	46,119,679,303	43,066,651,301	7.09	39,081,551,960

	For the year ended 31 December			For the year ended 31 December
Unit	2007	2006	Variance (%)	2005
－－－－－－－－－－	－－－－－－－－－－	－－－－－－－－－－	－－－－－－－－－－	－－－－－－－－－－
		(Restated)
Earnings per share (basic)	0.50	0.49	2.04	0.40
Earnings per share (fully diluted)	0.50	0.49	2.04	0.40
Earnings per share (excluding non-recurring items)	0.44	0.50	(12.00)	0.40
Return on net assets (fully diluted)%	13.00	13.75	(0.75)	12.19
Return on net assets (weighted average)%	13.47	14.38	(0.91)	12.60
Return on net assets calculated based on net profit excluding non-recurring items (fully diluted)%	11.46	13.91	(2.45)	12.35
Return on net assets calculated based on net profit excluding non-recurring items (weighted average)%	11.87	14.54	(2.67)	12.77
Net cash inflow from operating activities per share	1.01	1.15	(12.17)	0.87

	31 December 2007	31 December 2006	Variance (%)	31 December 2005
	－－－－－－－－－－	－－－－－－－－－－	－－－－－－－－－－	－－－－－－－－－－
		(Restated)

Net assets per share attributable to shareholders of the Company	3.83	3.57	7.28	3.24

Note:

Formula of key financial ratios:

Earnings per share (fully diluted)	=	Net profit / Weighted average number of ordinary shares
Return on net assets (fully diluted)	=	Net profit / Shareholders’ equity as at year end ×100%
Net assets per share	=	Shareholders’ equity attributable to equity holders of the Company as at year end / Total number of ordinary shares as at year end

2.	PROFIT AND LOSS ACCOUNTS
FOR THE YEAR ENDED 31 December 2007

(Amounts Expressed in RMB)
	For the year ended 31 December
	Consolidated		The Company
	－－－－－－－－－－－－－－－－－－－－		－－－－－－－－－－－－－－－－－－－－
	2007	2006	2007	2006
	－－－－－－－－－－	－－－－－－－－－－	－－－－－－－－－－	－－－－－－－－－－
		(Restated)		(Restated)

1.Revenue from operations	50,434,614,049	44,433,924,789	32,014,678,503	28,153,388,302
Less:Cost of operations	(40,943,065,668)	(33,825,245,238)	(26,140,551,211)	(22,039,788,218)
Tax and levies on operations	(151,105,639)	(148,056,933)	(14,655,468)	(6,364,486)
General and administrative expenses	(1,524,034,619)	(1,450,225,959)	(1,066,256,341)	(1,053,352,182)
Financial expenses, net	(1,939,092,478)	(1,706,897,864)	(559,936,443)	(521,830,756)
Assets impairment loss	6,480,825	30,956,625	(1,043,084)	(13,620,654)
Add:Gain from changes in fair value	(100,179,545)	100,179,545	(100,179,545)	100,179,545
Investment income	1,341,059,743	725,099,669	2,311,596,005	1,375,796,409
including：investment income from associates	586,233,218	696,726,370	584,228,533	695,214,049
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

2.Operating profit	7,124,676,668	8,159,734,634	6,443,652,416	5,994,407,960
Add:Non-operating income	303,211,333	26,166,208	209,884,722	42,352,948
Less:Non-operating expenses	(38,018,781)	(121,060,373)	(30,013,972)	(44,273,458)
including:loss from disposals of non-current assets	(14,771,760)	(109,295,776)	(13,033,978)	(42,688,786)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

3.Profit before taxation	7,389,869,220	8,064,840,469	6,623,523,166	5,992,487,450
Less:Income tax	(972,263,962)	(1,245,576,943)	(418,472,091)	(619,364,413)

	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

4.Net profit	6,417,605,258	6,819,263,526	6,205,051,075	5,373,123,037
	=============	=============	=============	=============

Including: net profit carried out by acquiree before combination	94,600,836	—	—	—
Attributable to:
Shareholders of the Company	5,997,058,661	5,923,618,531	6,205,051,075	5,373,123,037
Minority interests	420,546,597	895,644,995	—	—
5.Earnings per share (based on the net profit attributable to shareholders of the Company)
Basic	0.50	0.49
Diluted	0.50	0.49

3.        NOTES TO THE REPORT

The Company and its subsidiaries previously prepared financial statements in accordance with the Accounting Standards for Business Enterprises promulgated before 15 February 2006 and “Accounting Systems for Business Enterprises” promulgated on 29 December 2000 (hereinafter collectively referred to as the “Previous PRC GAAP”). The Company and its subsidiaries adopted the “Accounting Standards for Business Enterprises — Basic Standard” and the 38 specific standards promulgated by Ministry of Finance on 15th February 2006, Application Guidance for Accounting Standards for Business Enterprises, Interpretation of Accounting Standards for Business Enterprises and other related regulations (hereinafter collectively referred to as the “PRC GAAP”) which were promulgated thereafter. The Company and its subsidiaries’ financial statements for the year ended 31 December 2007 are the first annual financial statements prepared in accordance with PRC GAAP.

At the first time adoption of PRC GAAP on 1 January 2007, the Company and its subsidiaries not only made retrospective adjustments in accordance with terms 5-19 of “Accounting Standards for Business Enterprises No. 38 — First-time adoption of Accounting Standards for Business Enterprises”, but also adjusted retrospectively according to the Interpretation of Accounting Standards for Business Enterprises Explanation No. 1.

4.        NET INCOME RECONCILIATION BETWEEN PRC GAAP AND IFRS

The consolidated financial statements, which are prepared by the Company and its subsidiaries in conformity with PRC GAAP, differ in certain respects from IFRS. Major differences between PRC GAAP and IFRS, which affect the net income of the Company and its subsidiaries, are summarized as follow:

	Net Income
	For the year ended 31 December
	2007	2006 (Note 1)
	－－－－－－－	－－－－－－－
	RMB’000	RMB’000
		(Restated)

Net profit under PRC GAAP	6,417,605	6,819,264

Impact of IFRS adjustments:
Effect of recording the amounts received in advance (a)	363,331	(11,424)
Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries (b)	(38,967)	(36,569)
Difference in borrowing costs capitalized in previous years and the related depreciation (c)	(28,523)	220,445

Difference in accounting treatment on business combination under common control (d)	(94,601)	—
Difference in depreciation and amortization of assets acquired in business combinations under common control (d)	(287,403)	(329,040)
Effect of recording the deemed disposal of 11% equity interest in Sichuan Hydropower (d)	17,864	—
Applicable deferred income tax impact of the above GAAP differences (e)	111,156	118,124
Others	20,569	108,274
	－－－－－－－	－－－－－－－

Profit under IFRS	6,481,031	6,889,074
	=============	=============

Note 1:	The Company and its subsidiaries restate the comparative figures for the year ended 31 December 2006 due to the first time adoption of PRC GAAP.

(a)       Effect of recording the amounts received in advance

In accordance with the tariff setting mechanism applicable to certain power plants of the Company, certain power plants of the Company receive advance payments in the previous years (calculated at 1% of the cost of fixed assets) as the major repairs and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized as revenue and gain when the repairs and maintenance is performed and the liabilities extinguished. In accordance with PRC GAAP requirements, when preparing the financial statements, revenue is computed based on actual electricity sold and the tariff set by the government, no such amounts are recorded.

(b)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries

The Company and its subsidiaries provided staff quarters to the employees of the Company and its subsidiaries. The Company and its subsidiaries sold staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters sold and net receipts from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

When preparing financial statements under PRC GAAP, in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses as incurred. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)       Effect of capitalization of borrowing costs

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and therefore, borrowing costs arising from general borrowings cannot be capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007, the Company and its subsidiaries adopted the PRC GAAP No. 17 prospectively, the adjustments for this period represent the depreciation of capitalized borrowing cost included in the cost of related assets under IFRS in previous years.

(d)       Differences in accounting treatment on business combination under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the

Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC. As the acquired companies and power plants and the Company and its subsidiaries were under common control of Huaneng Group before the acquisition, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, the assets and liabilities acquired in business combination under common control are measured at the acquiree’s carrying amount on the acquisition date. The difference between carrying amounts of the net assets obtained by the acquirer and the consideration paid is adjusted in equity account of the acquirer. The transaction costs directly attributable to the business combination incurred by the acquirer are recorded in the profit and loss account when occured. The consolidated financial statements for all years presented have been retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities combined. The cash consideration paid by the Company is treated as an equity transaction.

For the business combination occurred before 1 January 2007, in accordance with previous PRC GAAP, the acquiree’s assets and liabilities are measured at their carrying amount when equity interests acquired is less than 100%. The excess of consideration over the share of the carrying amount of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. The acquisition of the entire equity or the entire assets and liabilities is accounted for in a method similar to purchase accounting. Goodwill arising from such transaction is amortized over the estimated useful lives on a straight-line basis. The transaction costs incurred on acquisition were recorded in profit and loss account when occurred. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combination under common control were reversed against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the above acquisitions. The assets and liabilities acquired in acquisitions were recorded at fair value at the acquisition date by the acquirer. Transaction costs incurred by the acquirer were included in the combination cost. The excess of combination cost over the fair value of identifiable net assets acquired was recorded as goodwill. The goodwill above is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operation results of the acquiree are consolidated in the Company and its subsidiaries’ financial statements since the acquisition date.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combination under common control affect equity and profit. Meanwhile, due to different measurement basis of the assets acquired, the depreciation and amortization amount in the period subsequent to the acquisition will be affected which inturn results in different impact on equity and profit or loss upon subsequent disposals.

(e)       Deferred income tax impact on GAAP differences

This represents deferred income tax effect on the above GAAP differences where applicable.

Document 2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Letter of Intent
Proposed Acquisition of Interest in Power Plant

On 25 March 2008, the Company entered into the Letter of Intent with Huaneng Group, pursuant to which the Company considers to acquire 100% equity interests in SinoSing Power from Huaneng Group.

Under the Hong Kong Listing Rules, if the Proposed Acquisition contemplated by the Letter of Intent materialises, it is presently expected that the Proposed Acquisition will constitute a connected transaction to the Company.

Shareholders and investors are advised to exercise caution in dealing in the shares of the Company as the Proposed Acquisition may or may not proceed. The terms of the Proposed Acquisition have yet to be negotiated and finalised. Further announcement will be made as and when appropriate.

This announcement is made pursuant to Rules 13.09(1) and 13.09(2) of the Hong Kong Listing Rules.

On 25 March 2008, the Company entered into the Letter of Intent with Huaneng Group relating to the proposed acquisition of 100% equity interest in SinoSing Power by the Company.

Information about SinoSing Power

For the purpose of acquiring 100% interests in Tuas Power by Huaneng Group from Temasek, SinoSing Power was incorporated in Singapore by Huaneng Group as its wholly owned subsidiary. Huaneng Group’s capital investment in SinoSing Power amounted to US$985 million. On 14 March 2008, SinoSing Power entered into a share transfer agreement with Temasek for acquiring 100% equity interests in Tuas Power. According to the said share transfer agreement, the transfer of the 100% equity interests in Tuas Power has been completed on 24 March 2008.

Tuas Power is a power generation company in Singapore which is engaged in the business of production, trading and retail of power. It has a generation capacity of 2,670 MW, representing over 25% of the market share in Singapore. Tuas Power’s production facilities consist of 2 x 600 MW oil-fired steam turbine units and 4 x 367.5 MW gas-fired combined cycle units.

Letter of Intent

According to the Letter of Intent,

(1)
Huaneng Group is of an intention to transfer the SinoSing Power Interests to the Company while the Company also intends to acquire the SinoSing Power Interests from Huaneng Group. Both of Huaneng Group and the Company have agreed that the transfer of the SinoSing Power Interests shall be conducted in accordance with the terms and conditions of the relevant transfer agreement to be signed.

(2)
Huaneng Group and the Company have agreed to launch the relevant preparation work for the Proposed Acquisition in accordance with the relevant laws, regulations and requirements. The parties will enter into transfer agreement when appropriate and to commence the application and filing procedures for seeking approvals internally and from the government authorities. It is also agreed to conduct disclosure of information in an appropriate manner.

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The Letter of Intent does not constitute a legally binding agreement between Huaneng Group and the Company. The parties have agreed to use their best endeavours and be in good faith to conclude an agreement for the Proposed Acquisition and the completion thereof. No definite commercial terms are contained in the Letter of Intent.

General Information

The Company develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 33,723MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in thirteen operating power companies and minority interests in five operating power companies. To date, it is one of the largest listed power producers in China.

Huaneng Group is principally engaged in the operation and management of industrial investments; the development, investments, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest in HIPDC. In addition, Huaneng Group also holds a 5% indirect interest in HIPDC and directly holds approximately 8.75% of the total issued share capital of the Company. HIPDC held approximately 42.03% of the total issued share capital of the Company. At the same time, Huaneng Energy Communication is a wholly owned subsidiary of Huaneng Group.

Under the Hong Kong Listing Rules, if the Proposed Acquisition contemplated by the Letter of Intent materialises, it is presently expected that the Proposed Acquisition will constitute a connected transaction to the Company.

Shareholders and investors are advised to exercise caution in dealing in the shares of the Company as the Proposed Acquisition may or may not proceed. The terms of the Proposed Acquisition has yet to be negotiated and finalised. Further announcement will be made as and when appropriate.

This announcement is made pursuant to Rule 13.09(1) and 13.09(2) of the Hong Kong Listing Rules.

Definitions:

“Company”	Huaneng Power International, Inc.;
“HIPDC”	Huaneng International Power Development Corporation;
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
“Huaneng Group”	China Huaneng Group;
“Letter of Intent”	the letter of intent dated 25 March 2008 entered into between China Huaneng Group and the Company in respect of the transfer of SinoSing Power Interests;
“Proposed Acquisition”	the proposed acquisition of 100% equity interest in SinoSing Power from Huaneng Group;
“PRC”	The People’s Republic of China;
“SinoSing Power”	SinoSing Power Pte. Ltd.;
“SinoSing Power Interests”	100% issued shares of SinoSing Power;
“Temasek”	Temasek Holdings (Private) Limited; and
“Tuas Power”	Tuas Power Ltd.

By order of the Board Gu Biquan Company Secretary

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As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent non-executive director)
Xia Donglin
(Independent non-executive director)
Liu Jipeng
(Independent non-executive director)
Wu Yusheng
(Independent non-executive director)
Yu Ning
(Independent non-executive director)

Beijing, PRC
26 March 2008

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Document 3

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Notice of 2007 Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2007 annual general meeting (the “Annual General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 13 May 2008 at Holiday Inn Central Plaza Beijing, 1 Caiyuanjie, Xuanwuqu, Beijing, the People’s Republic of China for considering and approving the following resolutions:

Ordinary Resolutions:

1.         To consider and approve the working report from the Board of Directors of the Company for year 2007.

2.         To consider and approve the working report from the Supervisory Committee of the Company for year 2007.

3.         To consider and approve the audited financial statements of the Company for year 2007.

4.	To consider and approve the profit distribution plan of the Company for year 2007. (Note 1)

5.	To consider and approve the proposal regarding the re-appointment of the Company’s auditors for year 2008. (Note 2)

Special Resolution:

6.         To consider and approve the proposal regarding the issue of short-term debentures by the Company.

“THAT (i) an approval to be given to the Company to issue within the PRC short-term debentures of a principal amount up to RMB10 billion (in either one or multiple tranches) within 12 months from the date on which shareholders’ approval is obtained; (ii) an unconditional general mandate to be given to the Company’s board of directors or any two or more directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the term thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.”

By Order of the Board Gu Biquan Company Secretary

Beijing, the PRC
26 March 2008

Notes:

1.
As per the annual audit by PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. and PricewaterhouseCoopers, the Company’s net profit for the year ended 31 December 2007 under the PRC GAAP and International Financial Reporting Standards was RMB5,997,058,661 and RMB6,161,127,701, respectively. 10% of the net profit before minority interest for year 2007 of the Company under the PRC GAAP (i.e., RMB5,997,058,661) should be appropriated to the surplus reserve fund. There was no appropriation to discretionary surplus reserve fund. According to the applicable laws and the articles of association of the Company, dividends for distribution by the Company will be based on the lower of the amounts determined in accordance with the above two accounting standards.

The Company’s proposed dividend distribution plan for the year of 2007 was a cash dividend of RMB3 (tax inclusive) for every 10 shares of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB3,616,615,032.

1

2.         Proposal regarding the re-appointment of the Company’s auditors for 2008

To appoint PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. as the PRC auditors of the Company and PricewaterhouseCoopers as the Company’s international auditors for 2008 with a total remuneration of approximately RMB28.92 million.

3.         Eligibility for attending the Annual General Meeting

Holders of the Company’s H Shares whose names appear on the HK$ Dividend H Shares Register and the US$ Dividend H Shares Register maintained by Hong Kong Registrars Limited at 4:30 p.m. on 11 April 2008 are eligible to attend the Annual General Meeting and are entitled to receive cash dividends.

4.         Proxy

(i)	A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrar Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

(iv)	A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

5.         Registration procedures for attending the Annual General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 21 April 2008.

(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

6.         Closure of H Share Register of Members

The H share register of members of the Company will be closed from 12 April 2008 to 12 May 2008 (both days inclusive).

7.         Other Businesses

(i)	The Annual General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrar Limited, is at:

46/F, Hopewell Centre
183 Queen’s Road East
Hong Kong

(iii)      The registered address of the Company is at:

West Wing,
Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China

Telephone No.:
(+86)-10-66491999

Facsimile No.:
(+86)-10-66491888

2

As at the date of this notice, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name: Gu Biquan

Title:   Company Secretary

Date:    March 27, 2008